IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Atlantic Liberty Financial Corp.
(Exact Name of Registrant as Specified in Charter)

0001172095
(Registrant's CIK Number)

Exhibit 99.2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-________
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Kings County, State of New York, on June 18, 2002.

ATLANTIC LIBERTY FINANCIAL CORP.

By: [signature]
Barry M. Donohue
President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Atlantic Liberty Financial Corp.
(Exact Name of Registrant as Specified in Charter)

0001172095
(Registrant's CIK Number)

Exhibit 99.2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-________
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Kings County, State of New York, on June 18, 2002.

ATLANTIC LIBERTY FINANCIAL CORP.

By: Barry M. Donohue

Barry M. Donohue
President and Chief Executive Officer

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205
WASHINGTON, DC 20006
(202) 467-6862 • FAX (202) 467-6963

Atlantic Liberty Savings, FA

Brooklyn, New York

Pro Forma Valuation Appraisal Report

Valued as of June 10, 2002

Prepared By

Feldman Financial Advisors, Inc.
Washington, D.C.

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205
WASHINGTON, DC 20006
(202) 467-6862 • FAX (202) 467-6963

June 19, 2002

Board of Directors
Atlantic Liberty Savings, FA
186 Montague Street
Brooklyn, New York 11201

Gentlemen:

At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of Atlantic Liberty Savings, FA ("Atlantic Liberty" or the "Association"). The Appraisal is provided in connection with the conversion of the Association from a federally chartered mutual savings and loan association to a federally chartered stock savings association form of organization (the "Conversion') according to the rules and regulations of the Office of Thrift Supervision ("OTS"). The Conversion also provides for the concurrent formation of Atlantic Liberty Financial Corporation (the "Holding Company"), a Delaware corporation, to be the holding company for Atlantic Liberty and which will own 100% of the outstanding common stock of the Association. The Corporation will be structured as a unitary thrift holding company.

The Appraisal is furnished pursuant to the filing of the Plan of Conversion (the "Plan") by Atlantic Liberty with the OTS and prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I.

In preparing the Appraisal, we conducted an analysis of Atlantic Liberty that included discussions with the Association's management and the Association's independent auditor, Radics & Co., LLC. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We did not independently verify and have relied on and assumed that the aggregate allowance for loan and lease losses set forth in the balance sheet of the Association at March 31, 2002 was adequate to cover such losses and complied fully with applicable accounting and sound business practices as of the date of such financial statements. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Association, nor were we furnished with any such evaluation or appraisal.

We also reviewed, among other factors, the economy in the Association's primary market area and compared the Association's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

The Appraisal is based on the Association's representation that the information contained in the Application and additional evidence furnished to us by the Association and its independent auditor are truthful, accurate, and complete. We discussed and reviewed financial projections with the Association's senior management for the purpose of reviewing the future prospects of the Association. We assume that they were reasonably prepared reflecting the best estimates and judgements of the management of the Association as to the future operating and financial performance of the Association. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. The Appraisal considers the Association only as a going concern and should not be considered as an indication of the liquidation value of the Association.

It is our opinion that, as of June 10, 2002, the aggregate estimated pro forma market value of the Association was within a range (the "Valuation Range") of $9,562,500 to $12,937,500 with a midpoint of $11,250,000. The Valuation Range was based upon a 15 percent decrease from the midpoint to determine the minimum and a 15 percent increase from the midpoint to establish the maximum. The Valuation Range may be increased by an additional 15 percent above the maximum to an adjusted maximum of $14,878,130 without a resolicitation of subscriptions. The Holding Company will offer shares of its common stock for sale (the "Stock Offering") to eligible depositors and to the Association's employee stock benefit plans in a Subscription Offering based upon this appraisal. Shares not subscribed for in the Subscription Offering will be offered for sale to certain members of the general public in a Community Offering.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of the Holding Company's common stock in the Conversion. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the offering price or the foregoing estimate of the Association's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The Valuation Range reported herein will be updated as requested by the Association in accordance the requirements of the OTS. These updates will consider, among other factors, any developments or changes in the Association's operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Association, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

Respectfully submitted,

Feldman Financial Advisors, Inc.

By: Trent R. Feldman
Trent R. Feldman
President

By: ______
Greg E. Izydorczyk
Senior Vice-President

TABLE OF CONTENTS

LIST OF TABLES

INTRODUCTION

As requested, Feldman Financial Advisors, Inc. ("Feldman Financial") has prepared an independent appraisal of the aggregate estimated pro forma market value of Atlantic Liberty Savings, F.A. ("Atlantic Liberty" or the "Association") in connection with conversion of the Association from a federally chartered mutual savings and loan association to a federally chartered stock savings association form of organization (the "Conversion') and the concurrent formation of Atlantic Liberty Financial Corporation (the "Holding Company"), a Delaware corporation, to be the holding company for Atlantic Liberty and which will own 100% of the outstanding common stock of the Association. The Corporation will be structured as a unitary thrift holding company. The Holding Company will offer shares of its common stock for sale (the "Stock Offering") to eligible depositors and to the Association's employee stock benefit plans in a Subscription Offering. Shares not subscribed for in the Subscription Offering will be offered for sale to certain members of the general public in a Community Offering.

The Appraisal has been prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing this appraisal report, we reviewed and discussed with the Association's management, and with the Association's independent auditors, Radics & Co., LLC, the audited financial statements of the Association's operations for the years ended March 31, 2000, 2001 and 2002 and the quarters ended June 10, 2001, September 30, 2001, December 31, 2001 and March 31, 2002. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We did not independently verify and have relied on and assumed that the aggregate allowance for loan and lease losses set forth in the balance sheet of the Association at March 31, 2002 was adequate to cover such losses and complied fully with applicable accounting and sound business practices as of the date of such financial statements. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Association, nor were we furnished with any such evaluation or appraisal.

We also discussed matters related to the Conversion with the Association's legal counsel, Luse Gorman Pomerenk & Schick, P.C., and with the Association's offering manager, Sandler O'Neill & Partners, L.P. We also reviewed and discussed with management other financial matters of the Association.

Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Association's primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Association operates and assessed the Association's relative strengths and weaknesses.

We examined and compared the Association's financial performance with selected segments of the thrift industry and selected publicly traded thrifts. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Conversion on the Association's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Association.

The Appraisal is based on the Association's representation that the information contained in the Application and additional evidence furnished to us by the Association and its independent auditor are truthful, accurate, and complete. We discussed and reviewed financial projections with the Association's senior management for the purpose of reviewing the future prospects of the Association. We assume that they were reasonably prepared reflecting the best estimates and judgements of the management of the Association as to the future operating and financial performance of the Association. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. The valuation considers the Association only as a going concern and should not be considered as an indication of the liquidation value of the Association.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because such valuation is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation reported herein will be updated as requested by the Association in accordance with the requirements of the OTS. These updates will consider, among other factors, any developments or changes in the Association's financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the Conversion valuation of the Association, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

I. BUSINESS OF ATLANTIC LIBERTY SAVINGS

General

Atlantic Liberty was originally founded in 1888 as a New York building and loan association and became a federally chartered savings association in 1983. The Association currently conducts its business from its home office and one branch office, both located in Brooklyn, New York. The Association is subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposit accounts up to applicable limits through the Savings Association Insurance Fund. The Association is a member of the Federal Home Loan Association ("FHLB") of New York. March 31, 2002, the Association had total assets of $124 million, total deposits of $110 million, and total equity of $8.8 million or 7.09% of total assets.

Atlantic Liberty emphasizes the origination of mortgage loans secured primarily by one-to-four family residential real estate. The Association also originates loans secured by multi-family and commercial real estate, which reflects the large number of multi-family and commercial properties in the neighborhoods surrounding the Association's offices. To a much lesser extent, the Association also originates consumer loans. Of the Association's total loan portfolio at March 31, 2002, 69.2% consisted of loans secured by one-to-four family residential properties, 14.6% were secured by multi-family real estate, and 16.0% by commercial real estate. The Association also invests in securities, mortgage-backed securities and other short-term investments. At March 31, 2002, investment securities and short-term investments amounted to $27.6 million or 22.3% of the Association's assets.

The Association offers traditional deposit accounts consisting of savings, certificates of deposit, money market accounts, NOW accounts, and demand accounts. Transaction and savings accounts make up 41.6% of total deposits as of March 31, 2002 while certificates of deposit account for 58.4% of total deposits. Guardian accounts, which are deposits mandated by the court for the benefit of minor children, have made up a significant portion of the Association's deposits for more than 15 years. As of March 31, 2002, guardian accounts were $11.5 million, or 10.3% of the Association's total deposits.

The Association operates two full-service banking offices in Brooklyn. The majority of the Association's deposits are gathered from businesses and residents located within the areas surrounding the two branch locations in Brooklyn, New York. The Association's primary lending area extends throughout Brooklyn. Because a significant concentration of the Association's assets are secured by residential real estate located in its primary lending territory, the Association's asset quality is highly dependent upon the real estate market conditions in the local economy. As the economic environment of Brooklyn has improved through the 1990's and into early 2000's, the Association's level of non-performing loans declined during this period and was a modest 0.65% of total assets as of March 31, 2002.

Atlantic Liberty has historically generated moderate levels of profitability. Net income for fiscal 2002 was $858,178, or 0.71% of average assets. For fiscal 2001, net income was $1.0 million, which included a recovery of a $500,000 ($286,500 after-taxes) defalcation loss and an $89,000 gain on sale of foreclosed real estate. Excluding the $500,000 recovery, net of applicable income taxes, net income would have increased by $83,000 for fiscal 2002 as compared with fiscal 2001.

The Association's capital substantially exceeded all applicable regulatory capital requirements and as of March 31, 2002, total capital was $8.8 million, or 7.09% of assets.

The Association seeks to generate future earnings growth through continued emphasis on residential real estate lending, using the additional capital raised in the offering to originate loans secured by residential, multi-family and commercial real estate and offering new products and services to its customers. Management intends to monitor economic conditions in the Association's market area and adjust the mix of its lending activities in response to changing conditions in order to maintain sound asset quality and profitability. Management believes opportunities for growth exist in its market area and plans to manage growth to ensure compliance with regulatory capital requirements and to achieve overall strategic objectives, without unduly increasing the risk profile of the balance sheet. Management believes that the Association can continue to meet its financial and strategic objectives by seeking business primarily within its market area.

The Board of Directors of Atlantic Liberty has determined that the Conversion is in the best interest of the Association and its customers, and has discerned several reasons for the proposed Conversion. The Conversion to a stock organization will allow the Association to compete more effectively in the financial services market place, offer depositors, employees, management and directors an equity ownership interest in Atlantic Liberty Savings F.A. and thereby participate in its future success, and increase the Association's capital base and provide additional sources of capital to enable the Association to grow and increase profitability.

The Conversion and capital raised in the Stock Offering are expected to:

- Increase the Association's lending capabilities by providing additional capital to support new loans and higher lending limits;
- Support the introduction of new financial products and services;
- Support growth and enhance profitability;
- Provide broader investment opportunities through the holding company structure; and

- Improve capital management capabilities, including the ability to pay cash dividends and repurchase shares of common stock

Based on the Association's expanded capital base, the Association will be able to increase its lending limits and borrower concentrations without jeopardizing credit risk management. The Association will be better able to accommodate the growing financing needs of its larger, more successful real estate customers. The Association also plans to offer new services such as home equity lines of credit, sweep accounts and internet banking. In addition, adjacent geographic markets may be considered for new business development opportunities consistent with the Association's current lines of business. The Association intends to implement any such growth and expansion plans with a disciplined and deliberate approach. The Conversion will also allow for the establishment of stock benefit plans for management and employees in order to attract and retain qualified personnel.

The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Association's economic and competitive environment and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix. Exhibit II-1 summarizes the Association's statements of financial condition for the fiscal years ending March 31, 2001 and 2002. Exhibit II-2 presents the Association's statements of income for the fiscal years ended March 31, 2001 and 2002.

Financial Condition

Table 1 presents selected data concerning Atlantic Liberty's financial position as of the fiscal years ended March 31, 2001 and 2002. Table 2 displays relative balance sheet concentrations for the Association over the same periods.

Table 1
Selected Financial Condition and Operations Data
As of March 31, 2001 to 2002
(Dollars in Thousands)

	March 31,	
	2002	2001
Total Assets	$ 124,044	$ 116,243
Loans receivable, net	92,856	83,770
Mortgage-backed securities	15,758	18,820
Investment securities	1,032	4,000
Deposits	110,990	106,123
Total borrowing	2,000	0
Retained earnings – substantially restricted	8,789	7,931
Summary of Operations		
Total interest income	$ 8,013	$ 8,073
Total interest expense	3,819	4,456
Net interest income	4,194	3,617
Provision (recovery) for loan losses	70	(100)
Net interest income after provision	4,124	3,717
Non-interest income	222	687
Non-interest expense	2,867	2,500
Income before income taxes	1,479	1,904
Income tax expense	(621)	(854)
Net income	$ 858	$ 1,050

Source: Atlantic Liberty, preliminary prospectus.

Table 2
Selected Financial Ratios and Other Data
At and for the Years Ended March 31, 2002 and 2001

	At and For the Years Ended March 31, 2002	2001
Performance Ratios:		
Return on average assets	0.71%	0.93%
Return on average equity	10.36%	14.59%
Interest rate spread	3.42%	3.10%
Net interest margin	3.67%	3.36%
Ratio of non-interest expense to average assets	2.38%	2.22%
Average interest-earnings assets to average interest-bearing liabilities	1.07x	1.06x
Asset Quality Ratios:		
Nonperforming loans to total assets	0.65%	0.15%
Allowance for loan losses to non-performing loans	60.00%	38.09%
Allowance for loan losses to loans receivable	0.47%	0.43%
Capital Ratios:		
Ratio of average equity to total average assets	7.09%	6.82%
Equity to assets at period end	6.89%	6.40%
Other Data:		
Number of full service offices	2	2

Source: Atlantic Liberty, preliminary prospectus

Asset Composition

The Association's asset base increased by $7.8 million, or 6.7%, to $124.0 million at March 31, 2002, from $116.2 million at March 31, 2001. The increase in total assets resulted primarily from increases cash and cash equivalents, net loans receivable and the Association's investment in Federal Home Loan Bank stock, partially offset by decreases in investment securities and mortgage-backed securities. Cash and cash equivalents increased $5.2 million, or 111.9%, to $9.9 million at March 31, 2002, from $4.7 million at March 31, 2001, reflecting an increase in interest earning deposits held at other financial institutions. The increase in cash and cash equivalents at March 31, 2002 reflects a redeployment of cash received from investments and mortgage-backed securities that were called during fiscal 2001 and 2002. Loans receivable, net increased $9.1 million, or 10.9%, to $92.9 million at March 31, 2002, from $83.8 million at March 31, 2001. The increase in loans reflects the higher origination of multi-family and commercial real estate loans during fiscal 2002, and the lower level of repayments on one- to four-family residential loans. Investment securities decreased $3.0 million, or 74.2%, to $1.0 million at March 31, 2002, from $4.0 million at March 31, 2001. Mortgage-backed securities decreased $3.1 million, or 16.3%, to $15.8 million at March 31, 2002, from $18.8 million at March 31, 2001. The decrease in both investment securities and mortgage-backed securities reflects calls of investment securities and principal repayments of mortgage-backed securities, which were reinvested in mortgage loans and interest bearing deposits.

Exhibit II-3 displays the composition of the Association's loan portfolio. Between March 31, 2001, and March 31, 2002, the Association's one-to-four family loans increased by $5.0 million, multi-family loans increased by $319,000, and commercial real estate loans increased by $3.8 million. While the market for these loans was strong in the Association's lending area, the competition for such business was also active. Table 3 on page 13 summarizes the Association's net lending activity during recent periods.

The Association's primary lending activity consists of the origination of one-to-four family residential mortgages secured by property located in the Association's primary lending area. Generally, one- to four-family loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a long-to-value ratio in excess of 80%. Fixed-rate loans generally are originated for up to a 15-year term and are retained in the Association's loan portfolio. Adjustable-rate mortgages ("ARMs") are offered with a 1, 3, 5 and 7 year adjustment period with interest rates indexed to the corresponding constant maturity treasury rates. Not withstanding the low interest rate environment over the past two years, most of the Association's loan originations have been adjustable rate products. A substantial portion of the Association's adjustable rate mortgage loans provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment of 500 basis points. Generally, the Association's adjustable rate mortgage loans amortize over a period of 30 years. At March 31, 2002, 57.2% of the Association's one- to four-family residential loans had adjustable rates of interest.

Multi-family real estate loans generally are secured by rental properties, including walk-up apartments. Substantially all multi-family real estate loans were secured by properties within the Association's market area. At March 31, 2002, the Association had 55 multi-family loans with an average principal balance of $250,000, and the largest multi-family loan had a principal balance of $950,000. Multi-family loans are generally offered with offered with adjustable interest rates. The loans are originated with terms of up to 10 years with a fixed-rate of interest for the initial five-year period and a five-year renewal option. Upon renewal, the loan's interest rate will adjust to the 5-year Treasure Note rate plus 250 basis points. Multi-family real estate loans are underwritten with maturity dates between 5 and 10 years, and to amortize over a period of up to 20 years.

In evaluating the underlying property for a multi-family mortgage loan, factors the Association consider include the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service), to ensure that the ratio is at least 125% of the monthly debt service and the ratio of the loan amount to the appraised value. Multi-family real estate loans are originated in amounts up to 70% of the appraised value of the property securing the loan and all multi-family loans are appraised by independent outside appraisers approved by the board of directors. Personal guarantees are generally obtained from all multi-family real estate borrowers.

Loans secured by multi-family real estate generally involve a greater degree of risk than one-to-four family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrowers ability to repay the loan may be impaired.

Another major segment of the Association's loan portfolio involves commercial real estate lending. The Association generally originates loans that are secured by office buildings, private schools, religious facilities, mixed use properties and other commercial properties. The Association generally originates adjustable rate commercial real estate loans with maximum terms of up to 10 years. At March 31, 2002, the Association had 35 commercial real estate loans with an average principal balance of $428,000 and the largest commercial loan had a principal balance of $900,000 and was secured by a mixed use property. As of March 31, 2002, non-performing loans included two commercial real estate loans totaling $725,000, the largest of which had a principal balance of $580,000 at March 31, 2002 and was secured by a medical facility with an appraised value of $1.2 million.

The Association's underwriting policies and procedures for originating commercial real estate mortgage loans are similar to those followed for originating multi-family mortgage loans. Personal guarantees are generally obtained from all commercial real estate borrowers. The Association considers loans secured by commercial real estate properties generally larger than one- to four-family residential loans and involve a greater degree of risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend on a large degree on results of operations and management of the properties and underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or general economy. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

Table 3
Loan Originations by Type
at and for the Years Ended March 31, 2002 and 2001

	Years Ended March 31, 2002	Years Ended March 31, 2001
	(In Thousands)	
Loans receivable, net, at beginning of period	$ 83,770	$ 76,161
Originations by Type:		
Real estate - one-to four-family	13,453	13,464
- multi-family	4,954	3,464
- commercial	6,455	1,970
Other - home equity and unsecured	67	136
Total loans originated	24,929	19,034
Principal repayments	(15,843)	(11,425)
Net increase	9,086	7,609
Loans receivable, net, at end of period	$ 92,856	$ 83,770

Source: Atlantic Liberty, preliminary prospectus

Exhibit II-4 displays the composition of the Association's investment portfolio and mortgage-backed securities. Investments and mortgage-backed securities totaled $26.8 million or 21.6% of total assets at March 31, 2002, consisting primarily of interest-earning deposits with other financial institutions ($9.2 million), FHLB stock ($902,400), corporate obligations ($1.0 million) and mortgage-backed securities ($15.8 million). All investments are held-to-maturity.

The Association views its investment portfolio as an alternative interest-earning asset vehicle into which to deploy excess funds during periods of weak loan demand or perceived higher risks. The investment portfolio provides asset diversification and the opportunity to achieve capital appreciation through long-term investment in investment securities. The Association's current investment strategy has emphasized the purchase of U.S. Government and Agency obligations and mortgage-backed securities. Atlantic Liberty has never utilized hedging instruments.

Liability Composition

Deposits, repayments and prepayments of loans, proceeds from sales of loans and securities, proceeds from maturing securities, and cash flows from operations are the primary sources of the Association's funds for use in lending, borrowing, and other general purposes. The Association's deposits at March 31, 2002 totaled $111.0 million, representing 96.3% of total liabilities. The Association's deposit accounts consist of transaction accounts (non-interest NOW accounts, interest-bearing NOW accounts, Super Now accounts, passbook accounts, and money market savings accounts) and certificate of deposit accounts. Exhibit II-5 presents a summary of the Association's deposit portfolio as of March 31, 2002.

Transaction accounts amounted to $45.9 million or 41.6% of the Association's total deposits at March 31, 2002. Certificate of deposit accounts amounted to $65.1 million or 58.4% of deposits at that date. Certificates of deposit have remained relatively stable as a percent of deposits over the past few years. Of the Association's $64.8 million of certificate accounts, $46.4 million or 72.0% were scheduled to mature within one year. A significant portion of the certificates of deposit consist of accounts that were opened at the direction of the county or surrogate court for the benefit of minors or others who are deemed to be incompetent to handle their affairs. At March 31, 2002, $11.5 million of the certificates of deposit consisted of such court-directed deposits.

The Association's deposit base increased $4.9 million between March 31, 2001 and March 31, 2002 and reflects a $4.6 million increase in transaction and savings accounts. The Association obtains deposits predominantly from the areas in which its branch offices are located. Atlantic Liberty relies mainly on competitive pricing of its deposit products, customer service, and long-standing relationships with customers to attract and retain deposits.

The Association may obtain advances from the Federal Home Loan Bank of New York upon the security of common stock the Association owns in the Federal Home Loan Bank and the Association's qualifying residential mortgage loans and mortgage-backed securities provide certain standards related to credit worthiness are met. Exhibit II-7 details the Association's borrowings as of March 31, 2002. At March 31, 2002, the Association had total advances outstanding of $2.0 billion. The Association did not have any Federal Home Loan Bank Advances at March 31, 2001. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

Equity Capital

The Association's equity capital was $8.8 million, or 7.09% of total assets, at March 31, 2002. Equity increased from $7.9 million as of March 31, 2001, primarily because of net income of $858,000 for fiscal year 2002. For regulatory purposes at March 31, 2002, the Association's Tier 1 leverage capital ratio measured 7.09% and its total risk-based capital ratio was 14.02%. The Association not only met its minimum regulatory capital requirements but also surpassed the levels necessary to qualify for the designation of "well capitalized."

Income and Expense Trends

Table 4 compares the main components of the Association's earnings performance for the fiscal years ended March 31, 2002 and 2001. Net income decreased by $191,000, or 18.2%, to $858,000 for the year ended March 31, 2002, from $1.0 million for the year ended March 31, 2001. The decrease in net income reflected two non-recurring events during the year ended March 31, 2001, (i) a $500,000 one-time addition to income from an insurance recovery of defalcation losses ($226,000, net of applicable income taxes), and (ii) a $89,000 gain on sale of foreclosed real estate. Net income for the year ended March 31, 2002 was also adversely reflected by an increase in non-interest expense. Excluding these two non-recurring events during March 31, 2001, net income increased by $83,000 in fiscal 2002 as compared with fiscal 2001.

Table 5 details the Associations average balances and yield information. Interest income decreased by $60,000, or 0.70%, to $8.0 million for the year ended March 31, 2002, from $8.1 million for the year ended March 31, 2001. The decrease in interest income resulted primarily from decreases of $338,000 in interest income from mortgage-backed securities, $325,000 from investment securities and $21,000 from other interest earning assets, partially offset by a $624,000 increase in interest income from loans receivable. The average yield on interest earning assets decreased 50 basis points to 7.00% for the year ended March 31, 2002, from 7.50% for the year ended March 31, 2001. The decline in yields reflected a decline in market rates generally. Partially offsetting the decline in the average yield was a $6.8 million, or 6.3% increase in the average balance of interest earning assets to $114.4 million for the year ended March 31, 2002 from $107.6 million for the year ended March 31, 2001.

Table 4
Income Statement Summary
For the Years Ended March 31, 2002 and 2001
(Dollars in Thousands)

	Year Ended March 31, 2002	Year Ended March 31, 2001
Total interest income	$8,013	$8,073
Total interest expense	3,819	4,456
Net interest income	4,194	3,617
Provision for loan losses	70	(100)
Net int. income after provision	4,124	3,717
Fees and service charges	128	65
Gain/(Loss) on sale of securities	0	(42)
Gain on foreclosed real estate	0	89
Recovery of defalcation loss	0	500
Other income	94	75
Total non-interest income	222	687
Salaries and benefits	1,592	1,189
Occupancy and equipment	322	320
Deposit insurance	27	51
Other	926	939
Total non-interest expense	2,867	2,500
Income before taxes	1,479	1,904
Income tax provision	(620)	(854)
Net income	$ 858	$ 1,050

Source: Atlantic Liberty, preliminary prospectus.

Total interest expense decreased $637,000, or 14.3%, to $3.8 million for fiscal 2002 compared to $4.5 million for fiscal 2001. The decrease in interest expense resulted from a decrease in the average cost of deposits and borrowed funds to 3.58% from 4.40%, reflecting lower market interest rates during fiscal 2002, partially offset by a $5.5 million increase in the average balance of interest bearing liabilities.

Net interest income increased $577,000, or 15.9%, to $4.2 million for fiscal 2002 from $3.6 million for fiscal 2001. The Association's net interest spread increased to 3.42% from 3.10% reflecting the more rapid repricing of interest bearing liabilities in a declining interest rate environment as compared to interest earning assets. Net interest margin increased to 3.67% from 3.36%

For fiscal 2002, the Association added $70,000 to its allowance for loan loss while the Association had a net recovery of $100,000 for fiscal 2001. The recovery in 2001 was related to the Association's participation in loans originated through a state chartered service corporation. At March 31, 2002, the allowance for loan losses was $435,000, or 0.47% of loans outstanding, as compared with $358,000, or 0.43% of loans outstanding at March 31, 2001. In evaluating the level of allowance for loan losses, management considers historical loss experience, the types of loans and amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

Total non-interest income decreased to $222,000 for fiscal 2002 from $687,000 for the same period in 2001, a decrease in $465,000, or 67.7%. The decrease was primarily attributable to nonrecurring income during fiscal 2001 of $500,000 insurance recovery related to a defalcation losses and an $89,000 gain on foreclosed real estate, partially offset by a $42,000 loss from the sale of investment securities classified as available for sale. Income from fees and service charges increased by $63,000, or 97.0%, to $128,000 from $65,000. Miscellaneous non-interest income (consisting of safe deposit box rental fees, ATM fees, sale of money orders and travelers checks) increased $18,000, or 24.2% to $93,000 from $65,000.

The Association's total non-interest expense for the year ended March 31, 2002 was $2.9 million, compared to $2.5 million for the year ended March 31, 2001, an increase of $367,000, or 14.7%. The increase was primarily attributable to a $402,000 increase in salaries and benefits, and a $200,000 net change in retirement plan expense, reflecting a credit of $169,000 in fiscal 2001 and a $31,000 expense in fiscal 2002. Miscellaneous expense increased $32,000, or 5.8%, to $587,000 from $555,000. Miscellaneous expense consists of postage, telephone, office supply and various other non-classifiable operating expenses.

The provision for income taxes decreased to $620,000 from $854,000 due to a lower level of income before taxes of $1.5 million for fiscal 2002 compared with $1.9 million for fiscal 2001.

Table 5

Yield and Cost Summary

At March 31, 2002

	Years Ended March 31,					
	2002			2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-earning assets:						
Loans receivable	$ 88,887	$ 6,763	7.61 %	$ 78,517	$6,139	7.82 %
Mortgage-backed securities	15,912	919	5.78	18,644	1,257	6.74
Investment securities	1,233	77	6.25	6,111	402	6.58
Other interest earning assets	8,385	254	3.03	4,357	275	6.31
Total interest-earning assets	114,417	8,013	7.00	107,629	8,073	7.50
Non-interest earning assets	5,806			4,778		
Total assets	$ 120,223			$ 112,407		
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and money market	$ 20,342	$ 169	0.83 %	$ 18,364	$ 186	1.01
Savings and club accounts	18,647	572	3.07	19,745	754	3.82
Certificates of deposit	65,998	3,016	4.57	62,627	3,506	5.6
Advances and other borrowed funds	1,728	62	3.59	529	10	1.89
Total interest-bearing liabilities	106,715	3,819	3.58 %	101,265	4,456	4.40 %
Non-interest bearing deposits	2,616			2,415		
Non-interest bearing liabilities	2,607			1,531		
Total liabilities	111,938			105,211		
Retained earnings	8,285			7,196		
Total liabilities and retained earnings	$ 120,223			$ 112,407		
Net interest income/ interest rate spread		$ 4,194	3.42 %		$3,617	3.10 %
Net interest-earning assets/net yield on interest-earning assets	$ 7,702		3.67 %	$ 6,364		3.36 %
Ratio of interest-earning assets to average interest-bearing liabilities	1.07	x		1.06	x	

Source: Atlantic Liberty; preliminary prospectus

Asset and Liability Management

A principal part of the Association's financial objective is to manage interest rate risk and reduce the exposure of the Association's net interest income to changes in market rates. The Association's assets, consisting primarily of mortgage loans, have longer maturities than the Association's liabilities, consisting primarily of deposits. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the Association's assets and liabilities, for determining the level of risk that is appropriate for the given business strategy, operating environment, capital liquidity, and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the Board of Directors, meets as needed to review the asset/liability policies and interest rate risk position.

The Association seeks to manage interest rate risk by more closely matching the maturities of interest rate sensitive assets and liabilities. The Association offers one, three, five and seven year adjustable rate mortgage loans, and three and five year balloon loans. In order to match maturities, the Association invests in mortgage-backed securities with maturities of between one and three years. The Association does not solicit high-rate jumbo certificates of deposit or brokered funds. Table 6 shows the impact upon the Association's earnings as a result of changes in volumes and interest rates.

In past years, the Association measured interest rate risk sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within

Table 6
Rate/Volume Analysis

	Years Ended March 31, 2002 vs. 2001 Increase/(Decrease) Due to Volume	Rate	Total Increase (Decrease)
		(In Thousands)	
Interest-earning assets:			
Loans receivable	$ 812	$ (188)	$ 624
Mortgage-backed securities	(185)	(153)	(338)
Investment securities	(321)	(4)	(325)
Other interest-earning assets	254	(275)	(21)
Total interest-earning assets	560	(620)	(60)
Interest-bearing liabilities:			
Transaction	20	(37)	(17)
Savings	(42)	(140)	(182)
Certificate accounts	189	(679)	(490)
Borrowings	23	29	52
Total interest-bearing liabilities	190	(827)	(637)
Net interest income	$ 370	$ 207	$ 577

Source: Atlantic Liberty; preliminary prospectus

certain time periods, based upon assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. The OTS now requires the computation of amounts by which the net present value of the Association's cash flows from assets, liabilities and off balance sheet items (the Association's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Association's NPV from instantaneous 100 to 300 basis point increases or decreases in market interest rates. Due to the current low level of market interest rates, the Association did not receive a NPV calculation for an interest rate decrease greater than 100 basis points.

Table 7 presents the Association's NPV calculation as of December 31, 2001. As shown by the table, the Association's current NPV position is more sensitive to increases in interest rates than to drops in interest rates due to the shorter maturities of its liability portfolio.

Table 7
NPV Calculation
December 31, 2001

	Net Portfolio Value			Net Portfolio Value as a % of Present Value of Assets/Liabilities	
Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent	NPV Ratio	Change (1)
	(Dollars in Thousands)				
+300	$ 9,455	$ (5,422)	(36) %	7.76 %	-381bp
+200	11,208	(3,598)	(24)	9.09	-248bp
+100	13,133	(1,744)	(12)	10.39	-118bp
0	14,877	-	-	11.57	-bp
-100	15,903	1,025	+7	12.22	+65bp

(1) Expressed in basis points.

Source: Atlantic Liberty, preliminary prospectus

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in the net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net portfolio value table assumes that the composition of interest-sensitive assets and liabilities existing at the beginning of the period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets or liabilities.

Asset Quality

In order to effectively monitor problem loans, the Board of Directors is informed monthly of the status of all mortgage loans delinquent more than 60 days, all loans in foreclosure, and all foreclosed and repossessed property owned by the Association. Mortgage loans are reviewed on a regular basis and such loans are placed on non-accrual status when they are specifically determined to be impaired or when they become 90 days delinquent.

The Association's ratio of non-performing assets to total assets increased from 0.15% at March 31, 2001 to 0.65% at March 31, 2002, but remained modest. Total non-performing assets were only $725,000 as of March 31, 2002. The Association had no real estate owned as of the same date. Table 8 details the Association's non-performing assets as of March 31, 2002 and 2001.

Management, in determining its allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. The Association utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of the loan portfolio.

The Association's allowance for loan losses totaled $435,000, or 0.47% of net loans and 60% of non-performing loans at March 31, 2002. Table 9 details activity in the Association's allowance for lease losses for the periods ending March 31, 2002 and March 31, 2001. Based on its internal asset quality rating system, the Association had designated, as of March 31, 2002, outstanding loans of $1.2 million as substandard and $745,000 as special mention. As of March 31, 2002, the Association had no assets classified as doubtful or loss.

Table 8
Non-performing Asset Summary
As of March 31, 2002 and 2001
(Dollars in Thousands)

	At March 31, 2002	At March 31, 2001
	(Dollars in Thousands)	
Non-accruing loans:		
One- to four-family	$ -	$ 94
Multi-family	-	-
Commercial	725	-
Home equity	-	-
Unsecured	-	-
Total non-performing loans	725	94
Other real estate	78	78
Total non-performing assets	$ 803	$ 172
Total as a percentage of total assets	0.65 %	0.15 %
Allowance for loan losses as a percentage of non-performing loans	60.00 %	38.09 %
Allowance for loan losses as a percentage of gross loans receivable	0.47 %	0.43 %

Source: Atlantic Liberty, preliminary prospectus

Table 9
Allowance for Loan and Lease Losses
For the Years Ended March 31, 200 and 2001
(Dollars in Thousands)

	for the Years Ended March 31, 2002	for the Years Ended March 31, 2001
	(Dollars in Thousands)	
Balance at beginning of period:	$ 358	$ 484
Charge-offs:		
One- to four family	-	22
Multi-family	-	-
Commercial	-	-
Home equity	-	-
Unsecured	-	4
Total	$ -	$ 26
Recoveries:		
One- to four family	7	-
Multi-family	-	-
Commercial	-	-
Home equity	-	-
Unsecured	-	-
Total	$ 7	$ -
Net charge-offs (recoveries)	(7)	26
Additions charged to operations (recovery credited to operations)	70	(100)
Balance at end of period	$ 435	$ 358
Ratio of net charge-offs during the period to average loans outstanding during the period	0.01 %	0.03 %
Ratio of net charge-offs during the period to non-performing assets	(1)	(1)

(1) - not meaningful.

Source: Atlantic Liberty, preliminary prospectus

Properties

The Association conducts its business through two full-service banking offices located in Brooklyn, New York. Exhibit II-7 provides a general summary of the Association's offices. The Association owns both of its office facilities. The net book value of the Association's premises, land and equipment was approximately $1.4 million at March 31, 2002.

The Association operates an automated teller machine at each branch location. The Association expects to continue its ongoing analysis to determine the efficiency and effectiveness of its branches in delivering services and products to the local community. The Association's branch network generally comprises modest but efficient office facilities with favorable locations and convenience. The Association currently has no plans to add additional branch facilities, but will monitor feasible expansion opportunities.

Subsidiaries

The Association has no subsidiary corporations. However, OTS regulations permit federal savings associations to invest in the capital stock, obligations or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of the Association's assets, plus an additional 1% of assets if the amount over 2% is used for specific community or inner-city development purposes. In addition, federal regulations permit associations to make specific types of loans to such subsidiaries (other than special purpose finance subsidiaries) in which the Association owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the Association's regulatory capital if the Association's regulatory capital is in compliance with applicable regulations.

Market Area

The Association's two offices are located in Brooklyn, New York, with the main office in Brooklyn Heights and the branch office in Flatbush, approximately 10 miles from the main office. The main office is located in what is considered Brooklyn Heights, and is very near the financial, legal and government complex in Brooklyn. The branch office is located in one of the main business avenues surrounded by middle and upper income one- and two-family and some multi-family apartment buildings.

The Association draws the majority of its business from the Brooklyn Heights district surrounding its main branch and the Flatbush community surrounding its branch office. A large number of one and two family residences as well as a significant number of multi-family dwellings and apartment complexes characterize the market area.

The success of the institution is dependent upon economic conditions in Brooklyn as well as the greater metropolitan area. Brooklyn is home to approximately 30% of the residents of New York City and provides approximately 15% of New York City's jobs. The majority of Brooklyn residents work in the borough of Manhattan. The largest industries in Brooklyn include health and medical services, social services, apparel, food stores, and wholesale trade / non-durable goods. The largest employers in Brooklyn include Kings County Hospital, Brooklyn State Hospital, Long Island University, and Brooklyn College.

Table 10 displays selected demographic data for the United States, the state of New York, the New York City Metropolitan Statistical Area ("New York City MSA") and Kings County (which is Brooklyn). Kings County, New York City, the New York City MSA and the U.S. all show modest projected population growth. Income levels in Kings County are projected to increase in line with the increase expected for the U.S. and for New York State.

Table 11 shows deposit trends for Brooklyn and the New York City MSA and deposit concentrations within Kings County. As of June 100, 2002, Atlantic Liberty had a small 0.4% market share and ranked twenty-third out of thirty-nine financial institutions in Kings County. From 1997 to 2002, Atlantic Liberty's deposits grew 1.9% annually compared to the overall annual increase of 1.1% in total deposits in Kings County.

In summary, the Association's market area is characterized as a metropolitan area with a stable population, and moderate per capita growth expected. Competition for originating loans and attracting deposits is intense with competition for making loans and attracting deposits coming from commercial banks, savings institutions, mortgage banking firms and credit unions. The New York City area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. In addition, additional competition for deposits comes from short-term money market funds, brokerage firms, mutual funds and insurance companies. Some of the Association's competitors offer products and services the Association does not currently offer, such as trust services and private banking.

However, the region presents excellent opportunities for increasing a small financial institution's customer base as more consolidations occur and community banks become increasingly scarce. In addition, with its many close communities, Brooklyn is an attractive market that can be served well by a community financial institution such as Atlantic Liberty.

Table 10
Key Economic Indicators
United States, New York, New York City MSA, and Kings County

Key Economic Indicators	United States	New York	New York City MSA	Kings County
Population				
Total Population - 2001	284,002,368	19,071,790	9,377,490	2,480,366
5-year projection percent change	4.3%	1.9%	3.1%	2.3%
1990 - 2001 percent change	14.2%	6.0%	9.7%	7.8%
Households				
Total Households - 2001	107,023,920	7,144,422	3,573,374	893,748
5-year projection percent change	5.0%	2.5%	3.3%	2.6%
1990 - 2001 percent change	16.4%	7.6%	9.9%	7.9%
Per Capita Income				
Per Capita Income - 2001	$23,622	$26,134	$28,172	$19,165
5-year projection percent change	21.5%	19.2%	20.5%	17.7%
1990 - 2001 percent change	64.1%	58.7%	62.4%	55.6%
Average Household Income				
Average Household Income - 2001	$61,904	$68,977	$73,447	$52,928
5-year projection percent change	20.7%	18.3%	20.1%	17.2%
1990 - 2001 percent change	60.8%	56.0%	62.2%	55.4%
Median Household Income				
Median Household Income - 2001	$45,030	$47,462	$47,113	$37,132
5-year projection percent change	13.0%	10.4%	11.4%	9.2%
1990 - 2001 percent change	49.6%	43.5%	48.4%	44.1%
Household Income Distribution - 2001				
$ 0 - 24 K	27.0%	26.6%	28.4%	35.6%
$25 - 49K	27.8%	25.4%	23.7%	26.8%
$50K +	45.2%	48.0%	47.9%	37.6%
Household Income Distribution - proj. 2006				
$ 0 - 24 K	23.3%	23.9%	25.7%	32.8%
$25 - 49K	26.0%	24.1%	22.5%	25.8%
$50K +	50.8%	52.0%	51.9%	41.3%

Source: SNL Securities

Table 11
Deposit Trends for Kings County and New York City MSA
For All Banks, Thrifts, and Credit Unions
Deposit Data as of June 30th Date
(Dollars in Thousands)

Market	2001 No. of Offices	2001 Deposits	2000 Deposits	1999 Deposits	1997-01 Growth Rate
Kings County	293	$25,865,520	$25,070,959	$25,074,432	1.1%
New York City MSA	1,997	$324,376,853	$309,510,465	$288,685,381	4.8%

Deposit Market Share for Kings County
For All Banks and Thrifts
June 30, 1999 to June 30, 2001

Institution	2001 No. of Offices	Type	2001 Deposits ($000s)	2001 % of Total	2000 Deposits ($000s)	2000 % of Total	1999 Deposits ($000s)	1999 % of Total	1997-01 Growth Rate
J.P. Morgan Chase & Co.	59	B	4,471,007	17.3%	$4,322,241	17.2%	$4,191,205	16.7%	-3.7%
Washington Mutual Inc.	22	T	3,535,240	13.7%	3,652,383	14.6%	3,770,294	15.0%	-4.2%
HSBC Holdings, Plc	37	B	3,454,587	13.4%	3,686,681	14.7%	3,808,051	15.2%	79.2%
Citigroup Inc.	34	B	3,017,847	11.7%	2,714,234	10.8%	2,590,230	10.3%	0.0%
GreenPoint Financial Corp.	15	B	2,280,547	8.8%	2,367,069	9.4%	2,652,261	10.6%	-2.8%
Independence Comm. Bank	20	T	2,092,359	8.1%	1,980,374	7.9%	1,941,365	7.7%	8.7%
Astoria Financial Corp.	12	T	1,470,600	5.7%	1,396,625	5.6%	1,350,281	5.4%	-10.9%
Apple Bank for Savings	11	SB	812,198	3.1%	637,699	2.5%	572,555	2.3%	-2.4%
Popular Inc.	11	B	739,194	2.9%	665,343	2.7%	595,028	2.4%	-4.3%
Dime Community Bancshares	7	T	485,494	1.9%	421,874	1.7%	437,923	1.7%	4.3%
Atlantic Liberty	2	T	107,019	0.4%	101,931	0.4%	101,542	0.4%	1.9%
All Others	63	NA	3,399,428	13.1%	3,124,505	12.5%	3,063,697	12.2%	3.5%
Total for City	293		$25,865,520	100.0%	$25,070,959	100.0%	$25,074,432	100.0%	1.1%

Summary

Atlantic Liberty has carved out a niche as a traditional thrift offering primarily residential real estate mortgage loans, but also multi-family and commercial real estate loans. Going forward, the Association will continue to serve its market area with loans tailored to meet the unique needs of an urban area by offering mortgage products designed for one-to-four family, multi-family and commercial real estate loans. The Association will continue to offer deposit products for the retail customer. In addition, the Association will closely monitor its credit requirements and asset quality, maintaining its high credit standards while attracting new customers. The Association's sound capital position serves as an important aspect of such risk management.

The Association's long-standing presence in the local community provides it with a loyal customer base and a degree of local market penetration. It may be the case, however, that customers seeking a full range of competitive products and services may not be content with the Association's limited offerings as compared to other financial competitors. As the Association seeks to manage both sides of the balance sheet, it is faced with increased pressure to improve and expand its retail banking franchise. Such action would require additional investment, but could generate a cost-effective source of funds along with additional lending business. The Association has a strong knowledge of its local market area and can also continue to strengthen its niche in the local community through superior customer service, community contacts and products designed to meet the area's specific needs.

II. COMPARISONS WITH PUBLICLY HELD COMPANIES

General

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions and is required by the applicable regulatory guidelines.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which due to certain factors, such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts also are examined to provide any evidence of the new issue discount that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of Atlantic Liberty with a comparable group of publicly held thrifts (the "Comparative Group"). Chapter III details any additional discounts or premiums we believe are appropriate to the Association's pro forma conversion valuation.

Selection Criteria

Selected market price and financial performance data for thrifts listed on the New York and American Stock Exchanges and those thrifts traded on the over-the-counter markets listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") are shown in Exhibit III. Several criteria were used to select the individual members of the Comparative Group from the overall universe of publicly held thrifts.

- Operating characteristics - An institution's operating characteristics are the most important factors because they affect investors' expected rates of return on a company's stock under various business/economic scenarios, and they influence the market's general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business, interest rate risk and management strategies.

- Degree of marketability and liquidity - Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is currently embedded in thrift stock valuations.

- Geographic Location - The region of the country where a company operates is also a factor in selecting the comparative group. The operating environment for savings institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity. Interestingly, a nationwide search for urban thrifts about the size of the Association produced almost no comparables.

The balance sheet of Atlantic Liberty is concentrated heavily in residential mortgage loans with an additional emphasis on multi-family and commercial real estate loans. The Association's earnings are in-line with the average thrift institution and the comparable group. In determining the Comparative Group composition, we focused on the Association's level of earnings, asset size and capital as well as its residential real estate lending activities. We also attempted to locate institutions located in major urban centers. As with any composition of a group of comparable companies, the identification process was broadened sufficiently to assemble a meaningful number of candidates. Specifically, we initiated a search for companies by applying the selection criteria identified below. Companies that met a majority of the following parameters were considered for inclusion in the Comparative Group:

- Asset size – total assets ranging between $100 million and $200. For institutions located in the northeast and mid-Atlantic states, the asset size criteria was increased to $250 million.
- Geographic location – additional consideration given to companies located in New York, surrounding states and major urban centers.
- Capital level – regulatory capital ratios that would generally qualify for well-capitalized designation.
- Profitability – institutions that demonstrated profitability over the past twelve months.
- Balance sheet composition – level of loans to assets greater than 40% and lower than 90% and with a reliance upon deposits as the chief funding source.
- Loan concentration – more than 50% of loans are mortgage loans.
- Asset quality – ratio of non-performing assets to total assets less than 1.50%.

Our search for comparable publicly held thrifts initially targeted well-capitalized, profitable thrifts with significant residential real estate lending activities. Many public thrifts exhibited all of these distinct operating and financial characteristics.

As a result of applying the aforementioned criteria and analyzing the screening results, the selection process has produced a reliable representation of publicly traded thrifts with operations comparable to those of Atlantic Liberty. A general overview of the 19 members selected for the Comparative Group is presented in Table 12. The asset sizes of the Comparative Group companies range from $115 million at Community Investors Bancorp, Inc. to $190 million at GS Financial Corporation, with an overall average size of $147 million. While some differences inevitably exist between the Association and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of comparison for valuation purposes.

Table 12
Comparative Group Operating Summary
As of the Latest Period Ended March 31, 2002

Company	City	State	No. of Offices	Conv. Date	Total Assets ($000)	Equity/ Assets (%)
Atlantic Liberty Savings F.A.	Brooklyn	NY	2	--	124,044	7.09
Comparative Group						
AMB Financial Corp.	Munster	IN	3	04/01/96	148,023	8.02
ASB Financial Corp.	Portsmouth	OH	1	05/11/95	142,879	10.46
Cecil Bancorp, Inc.	Elkton	MD	5	11/10/94	124,416	9.93
CKF Bancorp, Inc.	Danville	KY	3	01/04/95	144,078	9.08
Community Investors Bancorp, Inc.	Bucyrus	OH	3	02/07/95	114,884	10.47
Falmouth Bancorp, Inc.	Falmouth	MA	3	03/28/96	147,639	11.65
FFD Financial Corporation	Dover	OH	2	04/03/96	135,661	12.10
First Bancorp of Indiana, Inc.	Evansville	IN	7	04/07/99	183,210	17.23
Great American Bancorp, Inc.	Champaign	IL	3	06/30/95	170,973	10.96
GS Financial Corp.	Metairie	LA	3	04/01/97	190,097	18.56
Home City Financial Corporation	Springfield	OH	2	12/30/96	144,623	8.07
KS Bancorp, Inc.	Kenly	NC	6	12/30/93	165,273	10.26
Lexington B&L Financial Corp.	Lexington	MO	3	06/06/96	135,226	10.84
Logansport Financial Corp.	Logansport	IN	1	06/14/95	141,736	11.95
Mayflower Co-operative Bank	Middleboro	MA	5	12/23/87	176,328	8.24
North Bancshares, Inc.	Chicago	IL	2	12/21/93	136,208	9.79
Peoples-Sidney Financial Corporation	Sidney	OH	4	04/28/97	137,192	12.42
Sobieski Bancorp, Inc.	South Bend	IN	3	03/31/95	136,071	9.90
Washington Bancorp	Washington	IA	4	03/12/96	117,328	10.07

Source: Atlantic Liberty; SNL Securities

Recent Financial Comparisons

Table 13 summarizes certain key financial comparisons between Atlantic Liberty and the comparative group. Tables 14 through 18 contain detailed financial comparisons of the Association with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, credit risk, balance sheet composition, and growth rates. Comparative financial data for both Atlantic Liberty and the Comparative Group companies were utilized as of or for the last twelve months ("LTM") ended March 31, 2002.

Atlantic Liberty's ROAA was 0.71% as compared to the Comparative Group's average ROAA of 0.77%. The Association's 0.71% core ROAA (excluding gains on sale and other non-recurring items) also slightly trailed the Comparative Group's average core ROAA of 0.74%. In contrast to the Comparative Group, the Association's profitability was aided by to a lower level of loan loss provisions and higher net interest income, while the Comparative group generated higher levels of non-interest income and slightly lower general and administrative expenses. Atlantic Liberty reported no gains or losses from the sale of mortgage securities.

The Association's net interest income of 3.49% relative to average assets was positioned above the Comparative Group's average of 3.04%. The Association's relatively high level of net interest income is attributable to reliance on lower costing core deposits rather than borrowings to meet funding requirements.

Table 13
Key Financial Comparisons
Atlantic Liberty and the Comparative Group
As of the Twelve Months Ended March 31, 2002

	Atlantic Liberty	Comp. Group Average
Profitability		
LTM Return on Average Assets	0.71 %	0.77 %
Core Return on Average Assets	0.71	0.74
LTM Return on Average Equity	10.36	7.15
Core Return on Average Equity	10.36	6.84
Income and Expense (% of avg. assets)		
Total Interest Income	6.66	6.96
Total Interest Expense	3.18	3.92
Net Interest Income	3.49	3.04
Provision for Loan Losses	0.06	0.12
Other Operating Income	0.18	0.37
Net Gains & Nonrecurring Income	0.00	0.11
General & Administrative Expense	2.38	2.27
Real Estate Expense (Income)	0.00	0.01
Nonrecurring Expense	0.00	0.00
Yield-Cost Data		
Yield on Earning Assets	7.00	7.27
Cost of Funds	3.58	4.54
Net Interest Spread	3.42	2.73
Asset Utilization (% of avg. assets)		
Avg. Interest-earning Assets	94.95	95.68
Avg. Interest-bearing Liabilities	88.76	86.37
Net Interest-earning Assets	6.18	9.40

Table 13 (continued)
Key Financial Comparisons
Atlantic Liberty and the Comparative Group
As of the Twelve Months Ended March 31, 2002

	Atlantic Liberty	Comp. Group Average
Balance Sheet Composition (% of assets)		
Cash and Securities	22.28 %	23.16 %
Loans Receivable, net	74.86	73.06
Real Estate	0.00	0.10
Intangible Assets	0.00	0.31
Other Assets	2.86	3.25
Total Deposits	89.48	71.26
Borrowed Funds	1.61	16.60
Other Liabilities	1.83	0.89
Total Equity	7.09	11.05
Loan Portfolio (% of total loans)		
Residential Mortgage Loans	69.20	68.32
Other Real Estate Mortgage Loans	30.60	19.02
Nonmortgage Loans	0.20	12.66
Growth Rates		
Total Assets	6.71	8.92
Total Loans	10.84	8.09
Total Deposits	4.59	12.03
Credit Risk Ratios		
Nonperforming Loans / Total Loans	0.78	0.62
Nonperforming Assets / Total Assets	0.65	0.48
Reserves / Nonperforming Loans	60.00	96.42
Reserves / Total Loans	0.47	0.48

The Association's net interest margin was 3.67% over the observed period, measuring above the Comparative Group's average of 3.18% as noted on Table 14. The Association's cost of funds at 3.58% was lower than the Comparative Group's average of 4.54%. The Association's yield on interest-earning assets measured 7.00%, somewhat below the Comparative Group's average of 7.27%.

The Association's net interest-earning asset balance averaged 6.18% of total assets and was positioned well below the Comparative Group's average of 9.40%. This disadvantage primarily reflected the Association's lower capital level compared to the Comparative Group. The Association's 7.09% ratio of equity to assets fell below the Comparative Group's average equity ratio of 11.05%.

The Association's non-interest operating income totaled 0.18% in relation to average assets, lower than the Comparative Group's average of 0.37%.

The Comparative Group exhibited varying levels of loan loss provisions, with an overall average of 0.12% relative to average assets compared to the Association's 0.06%. The Association had non-performing assets equal to 0.65% of average assets in comparison to 0.48% for the Comparative Group average. Atlantic Liberty's reserves to total loans, at 0.47% of total loans, was in line with the Comparative Group's average of 0.48%. In comparison, the Comparative Groups ratio of reserves to non-performing loans, at 96.42% was higher than the Association's at ratio of 60.00%, due to the Association's having a slightly higher level of non-performing loans while maintaining a comparable level of reserves in relation to the total loan portfolio.

The Association's 2.39% ratio of operating expense to average assets was comparable to the Comparative Group average of 2.27%.

Total net loans at the Association amounted to 74.86% of assets, slightly above the Comparative Group's average concentration of 73.06%. The Association's holdings of cash and investment securities were 22.28% of total assets, slightly lower than the Comparative Group's average of 23.16%. The Association's 69.2% proportion of one-to-four family residential mortgages to total loans was slightly higher than the Comparable Group's average of 68.32%, while the Association's ratio of other mortgage loans to loans, at 30.60%, and is higher than the Comparable Group's average of 19.02%. The Association had virtually no non-mortgage loans, at 0.20% of total loans, compared to the Comparable Group's average of 12.66% of loans. Depending on the type of non-mortgage loans, higher interest rates and increased credit risk are typical for those institutions making such loans.

The Association's asset and deposit growth rates, at 6.71% and 4.59% respectively, trailed the Comparative Group's averages of 8.92% and 12.03%. Loan growth at the Association was 10.84%, exceeding the Comparable Group average of 8.09%. A few of the Comparative Group companies have completed acquisitions, which has enhanced their respective growth rates. The Association's recent loan growth has been internally generated with a high emphasis on selective origination of assets at attractive yields and with prudent credit risk considerations.

In summary, the Association's earnings performance was in line with that of the Comparative Group. The Comparative Group's higher capital base provided a substantial source of interest-free funds, not currently available to the Association. In addition, the Comparative Group's non-interest income is higher than the Association's and its asset quality is slightly stronger. The Association had a higher net interest margin and a higher level of mortgage loans to total loans.

Table 14
General Financial Performance Ratios
As of or for the Latest Twelve Months Ended March 31, 2002

	Total Assets ($mil.)	Total Deposits ($mil.)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	Total NPAs/ Assets (%)	Net Interest Margin (%)	LTM ROAA (%)	LTM ROAE (%)	Core ROAA (%)	Core ROAE (%)
Atlantic Liberty Savings F.A.	**124,044**	**110,990**	**7.09**	**7.09**	**0.65**	**3.67**	**0.71**	**10.36**	**0.71**	**10.36**
Comparative Group Average	**146,939**	**104,312**	**11.05**	**10.78**	**0.48**	**3.18**	**0.77**	**7.15**	**0.74**	**6.84**
AMB Financial Corp.	148,023	103,989	8.02	8.02	1.38	2.79	0.67	8.24	0.66	8.14
ASB Financial Corp.	142,879	120,389	10.46	10.46	NA	NA	0.88	8.43	0.85	8.15
Cecil Bancorp, Inc.	124,416	101,471	9.93	8.33	0.70	3.99	0.63	6.62	0.63	6.62
CKF Bancorp, Inc.	144,078	118,578	9.08	8.38	0.38	2.77	0.86	9.04	0.86	9.04
Community Investors Bancorp, Inc.	114,884	81,064	10.47	10.47	NA	3.36	1.08	10.48	1.06	10.30
Falmouth Bancorp, Inc.	147,639	124,589	11.65	11.65	-	3.77	1.11	9.27	1.10	9.15
FFD Financial Corporation	135,661	92,877	12.10	12.10	-	3.24	0.97	7.73	0.93	7.46
First Bancorp of Indiana, Inc.	183,210	125,071	17.23	16.19	0.19	3.13	0.67	3.70	0.73	4.02
Great American Bancorp, Inc.	170,973	130,996	10.96	10.70	NA	3.77	0.87	7.64	0.87	7.64
GS Financial Corp.	190,097	77,047	18.56	18.56	0.09	2.89	0.69	3.73	0.68	3.70
Home City Financial Corporation	144,623	96,403	8.07	7.83	1.03	2.93	0.58	6.62	0.37	4.28
KS Bancorp, Inc.	165,273	130,434	10.26	10.26	NA	3.63	0.88	8.58	0.74	7.19
Lexington B&L Financial Corp.	135,226	99,279	10.84	10.32	0.74	2.55	0.49	4.33	0.44	3.94
Logansport Financial Corp.	141,736	88,918	11.95	11.95	1.30	3.18	1.04	8.07	1.04	8.07
Mayflower Co-operative Bank	176,328	144,757	8.24	8.18	-	3.58	0.76	9.26	0.82	9.95
North Bancshares, Inc.	136,208	87,729	9.79	9.79	-	2.72	0.37	3.87	0.37	3.87
Peoples-Sidney Financial Corporation	137,192	94,598	12.42	12.42	0.66	2.97	0.52	4.13	0.48	3.76
Sobieski Bancorp, Inc.	136,071	85,682	9.90	9.90	NA	2.64	0.57	5.44	0.51	4.90
Washington Bancorp	117,328	78,051	10.07	9.23	0.22	3.36	1.04	10.60	0.97	9.87

Source: Atlantic Liberty; SNL Securities

Table 15
Income and Expense Analysis
For the Latest Twelve Months Ended March 31, 2002

	As a Percent of Average Assets									
	Interest Income	Interest Expense	Net Interest Income	Other Oper. Income	Gains & Non-rec. Income	Loan Loss Prov.	Gen. & Admin. Expense	Real Estate Expense	Non-rec. Expense	Pretax Core Earnings
Atlantic Liberty Savings F.A.	**6.66**	**3.18**	**3.49**	**0.18**	**0.00**	**0.06**	**2.38**	**0.00**	**0.00**	**1.23**
Comparative Group Average	**6.96**	**3.92**	**3.04**	**0.37**	**0.11**	**0.12**	**2.27**	**0.01**	**0.00**	**1.03**
AMB Financial Corp.	6.69	4.15	2.54	0.96	0.01	0.19	2.39	0.10	0.00	0.84
ASB Financial Corp.	6.98	3.96	3.02	0.27	0.04	0.03	2.08	0.00	0.00	1.22
Cecil Bancorp, Inc.	7.20	3.44	3.76	0.43	0.00	0.25	2.76	(0.09)	0.00	1.04
CKF Bancorp, Inc.	6.78	4.10	2.68	0.14	0.00	0.05	1.43	(0.03)	0.00	1.31
Community Investors Bancorp, Inc.	7.23	3.95	3.28	0.25	0.03	0.12	1.83	0.00	0.00	1.61
Falmouth Bancorp, Inc.	6.36	2.79	3.57	0.30	0.25	0.11	2.31	0.00	0.00	1.48
FFD Financial Corporation	6.94	3.73	3.20	0.12	0.19	0.18	1.91	0.02	0.00	1.27
First Bancorp of Indiana, Inc.	6.76	3.82	2.94	0.68	0.36	0.18	2.77	0.00	0.09	0.61
Great American Bancorp, Inc.	6.93	3.31	3.61	1.32	0.11	0.11	3.46	0.00	0.00	1.33
GS Financial Corp.	6.76	3.97	2.79	0.00	0.01	0.01	1.94	(0.01)	0.00	0.86
Home City Financial Corporation	7.66	4.92	2.74	0.12	0.31	0.10	2.66	0.00	0.00	0.38
KS Bancorp, Inc.	7.55	4.04	3.51	0.32	0.22	0.16	2.70	0.00	0.00	1.20
Lexington B&L Financial Corp.	6.33	3.96	2.38	0.31	0.07	0.12	2.11	(0.00)	0.00	0.50
Logansport Financial Corp.	7.04	3.96	3.08	0.29	0.00	0.29	1.52	0.13	0.00	1.43
Mayflower Co-operative Bank	6.74	3.36	3.37	0.52	(0.01)	0.03	2.62	0.00	0.00	1.14
North Bancshares, Inc.	6.47	3.81	2.66	0.23	0.03	0.04	2.30	0.00	0.00	0.57
Peoples-Sidney Financial Corporation	7.46	4.54	2.91	0.01	0.07	0.05	2.21	0.00	0.00	0.75
Sobieski Bancorp, Inc.	6.91	4.36	2.55	0.15	0.34	0.16	2.07	(0.00)	0.00	0.55
Washington Bancorp	7.45	4.24	3.21	0.54	0.11	0.20	2.12	0.04	0.00	1.46

Source: Atlantic Liberty; SNL Securities

Table 16
Yield-Cost Structure and Growth Rates
For the Latest Twelve Months Ended March 31, 2002

	Avg. Earn. Assets/ Assets	Avg. Costing Funds/ Assets	Net Earn. Assets/ Assets	Yield on Earn. Assets	Cost of Funds	Net Interest Spread	Asset Growth Rate	Loan Growth Rate	Deposit Growth Rate
Atlantic Liberty Savings F.A.	**94.95**	**88.76**	**6.18**	**7.00**	**3.58**	**3.42**	**6.71**	**10.84**	**4.59**
Comparative Group Average	**95.68**	**86.37**	**9.40**	**7.27**	**4.54**	**2.73**	**8.92**	**8.09**	**12.03**
AMB Financial Corp.	91.07	89.20	1.86	7.35	4.65	2.70	4.96	(0.65)	6.29
ASB Financial Corp.	NA	88.20	NA	NA	4.49	NA	3.69	2.39	2.74
Cecil Bancorp, Inc.	94.22	90.60	3.62	7.64	3.80	3.84	0.61	(2.41)	1.20
CKF Bancorp, Inc.	96.54	89.50	7.04	7.02	4.58	2.44	71.66	70.06	74.92
Community Investors Bancorp, Inc.	97.57	89.24	8.32	7.41	4.43	2.98	(1.00)	2.35	(1.04)
Falmouth Bancorp, Inc.	94.91	77.92	16.99	6.70	3.58	3.12	6.42	(3.32)	11.98
FFD Financial Corporation	98.96	86.85	12.11	7.01	4.30	2.71	6.35	5.56	8.85
First Bancorp of Indiana, Inc.	94.02	80.02	14.00	7.19	4.78	2.41	5.55	20.08	(4.92)
Great American Bancorp, Inc.	95.77	87.84	7.93	7.23	3.77	3.46	3.19	2.55	4.44
GS Financial Corp.	96.25	79.31	16.94	7.02	5.01	2.01	(5.53)	8.68	28.57
Home City Financial Corporation	93.60	88.19	5.41	8.19	5.58	2.61	17.16	3.96	28.41
KS Bancorp, Inc.	96.88	89.04	7.84	7.80	4.54	3.26	4.84	4.76	5.31
Lexington B&L Financial Corp.	93.07	80.70	12.37	6.80	4.90	1.90	12.79	10.59	5.86
Logansport Financial Corp.	96.83	86.49	10.34	7.27	4.57	2.70	5.10	6.90	9.33
Mayflower Co-operative Bank	94.08	90.56	3.52	7.16	3.72	3.44	11.91	10.14	13.68
North Bancshares, Inc.	98.04	86.19	11.86	6.60	4.42	2.18	0.34	6.00	7.26
Peoples-Sidney Financial Corporation	98.19	87.07	11.12	7.59	5.22	2.37	2.12	1.04	4.73
Sobieski Bancorp, Inc.	96.59	88.17	8.42	7.15	4.94	2.21	18.18	6.35	14.86
Washington Bancorp	95.59	86.00	9.59	7.79	4.93	2.86	1.22	(1.27)	6.11

Source: Atlantic Liberty; SNL Securities

Table 17
Balance Sheet Composition
As of the Latest Twelve Months Ended March 31, 2002

	As a Percent of Total Assets									
	Cash & Securities	Net Loans	Real Estate	Intang. Assets	Other Assets	Total Deposits	Borrowed Funds	Other Liabs.	Total Liabs.	Total Equity
Atlantic Liberty Savings F.A.	**22.28**	**74.86**	**0.00**	**0.00**	**2.86**	**89.48**	**1.61**	**1.83**	**92.91**	**7.09**
Comparative Group Average	**23.16**	**73.06**	**0.10**	**0.31**	**3.25**	**71.26**	**16.60**	**0.89**	**88.75**	**11.05**
AMB Financial Corp.	16.46	76.89	0.75	-	5.90	70.25	16.58	1.77	88.60	8.02
ASB Financial Corp.	NA	71.73	-	-	NA	84.26	4.01	1.27	89.54	10.46
Cecil Bancorp, Inc.	14.04	81.30	0.06	1.75	2.85	81.56	7.33	1.18	90.07	9.93
CKF Bancorp, Inc.	11.14	85.71	0.04	0.76	2.34	82.30	7.54	1.08	90.92	9.08
Community Investors Bancorp, Inc.	15.98	82.75	0.05	-	1.23	70.56	18.58	0.39	89.53	10.47
Falmouth Bancorp, Inc.	24.52	72.80	-	-	2.52	84.39	3.76	0.16	88.32	11.65
FFD Financial Corporation	14.99	83.32	-	-	1.69	68.46	18.92	0.51	87.90	12.10
First Bancorp of Indiana, Inc.	33.97	60.22	-	1.24	4.57	68.27	13.65	0.86	82.77	17.23
Great American Bancorp, Inc.	14.08	80.90	-	0.28	4.68	76.62	11.11	1.31	89.04	10.96
GS Financial Corp.	55.19	42.63	-	-	2.18	40.53	39.91	1.01	81.44	18.56
Home City Financial Corporation	14.33	79.78	-	0.26	5.64	66.66	24.63	0.64	91.93	8.07
KS Bancorp, Inc.	11.86	84.96	-	-	3.19	78.92	10.16	0.65	89.74	10.26
Lexington B&L Financial Corp.	40.47	54.27	-	0.58	4.67	73.42	15.02	0.72	89.16	10.84
Logansport Financial Corp.	18.00	78.24	0.77	-	2.99	62.73	24.70	0.61	88.05	11.95
Mayflower Co-operative Bank	42.55	53.12	-	0.07	4.14	82.10	9.07	0.59	91.76	8.24
North Bancshares, Inc.	29.43	68.95	-	-	1.62	64.41	24.04	1.76	90.21	9.79
Peoples-Sidney Financial Corporation	10.11	87.63	-	-	2.26	68.95	18.40	0.23	87.58	12.42
Sobieski Bancorp, Inc.	24.63	71.82	-	-	3.56	62.97	25.72	1.41	90.10	9.90
Washington Bancorp	25.17	71.18	0.22	0.93	2.50	66.52	22.31	0.79	89.62	10.07

Source: Atlantic Liberty; SNL Securities

Table 18
Regulatory Capital and Credit Risk Ratios
As of or for the Latest Twelve Months Ended March 31, 2002

	Tangible Capital Ratio	Tier 1 Capital Ratio	Risk-based Capital	NPLs/ Loans	Total NPAs/ Assets	Resrvs./ NPLs	Resrvs./ Loans	Resid. Mtgs./ Loans	Other Mtgs./ Loans	Nonmtg. Loans/ Loans
Atlantic Liberty Savings F.A.	**7.09**	**7.09**	**14.02**	**0.78**	**0.65**	**60.00**	**0.47**	**69.20**	**30.60**	**0.20**
Comparative Group Average	**9.26**	**14.76**	**15.29**	**0.62**	**0.48**	**96.42**	**0.48**	**68.32**	**19.02**	**12.66**
AMB Financial Corp.	6.90	11.88	12.52	1.78	1.38	45.31	0.63	74.55	14.11	11.34
ASB Financial Corp.	NA	NA	NA	NA	NA	NA	0.50	68.68	18.87	12.45
Cecil Bancorp, Inc.	8.31	NA	11.85	0.78	0.70	46.79	0.30	68.08	19.33	12.59
CKF Bancorp, Inc.	7.20	10.70	11.50	0.38	0.38	102.52	0.34	71.75	22.14	6.11
Community Investors Bancorp, Inc.	NA	NA	NA	NA	NA	NA	0.44	78.46	10.06	11.48
Falmouth Bancorp, Inc.	NA	16.04	17.07	-	-	NM	0.69	77.17	17.61	5.22
FFD Financial Corporation	NA	NA	NA	-	-	NM	0.49	60.39	30.50	9.11
First Bancorp of Indiana, Inc.	14.09	23.68	24.36	0.29	0.19	223.77	0.40	61.09	5.18	33.73
Great American Bancorp, Inc.	NA	NA	NA	NA	NA	NA	0.64	61.62	23.85	14.53
GS Financial Corp.	NA	NA	NA	0.20	0.09	266.06	0.23	85.16	13.70	1.14
Home City Financial Corporation	7.68	10.16	10.60	1.28	1.03	34.74	0.36	52.95	33.39	13.66
KS Bancorp, Inc.	NA	NA	NA	0.67	NA	64.40	0.37	68.13	24.72	7.15
Lexington B&L Financial Corp.	9.77	17.88	18.71	1.35	0.74	72.39	0.53	57.25	19.50	23.25
Logansport Financial Corp.	11.81	16.35	17.52	1.65	1.30	64.77	0.84	57.66	19.35	22.99
Mayflower Co-operative Bank	NA	12.94	14.01	-	-	NM	0.70	64.38	27.78	7.93
North Bancshares, Inc.	NA	NA	NA	-	-	NM	0.23	76.84	20.48	2.68
Peoples-Sidney Financial Corporation	10.00	15.40	16.20	0.74	0.66	76.11	0.50	79.82	13.51	6.67
Sobieski Bancorp, Inc.	7.70	13.30	13.80	0.73	NA	63.81	0.33	68.35	8.75	22.90
Washington Bancorp	9.15	13.99	15.36	-	0.22	NM	0.61	65.81	18.63	15.56

Source: Atlantic Liberty; SNL Securities

III. MARKET VALUE ADJUSTMENTS

This concluding chapter of the appraisal identifies certain adjustments to Atlantic Liberty's estimated pro forma market value relative to the Comparative Group selected in Chapter II. Adjustments are also necessary to reflect the equity market's likely reception of a new thrift stock offering under current conditions. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which include depositors holding subscription rights exercisable in the Subscription Offering and unrelated parties who may purchase stock in the Community Offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Association relative to other publicly held financial institutions and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for the Association and thrift institutions in general. Changes in the Association's operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the value of the Association or thrift stocks in general. Therefore, the valuation range provided herein is subject to a more current re-evaluation prior to the actual completion of the Stock Offering.

In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1) Earnings Prospects
(2) Market Area
(3) Management
(4) Dividend Policy

(5) Liquidity of the Issue
(6) Subscription Interest
(7) Stock Market Conditions
(8) New Issue Discount

Earnings Prospects

Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects. The Association's earnings structure is predicated on the ability to manage the growth resulting from the increased capital at profitable spreads over its cost of funds and operating expenses while maintaining strong credit quality. Historically, the Association has operated as a traditional thrift, offering primarily singe-family residential loans.

The Association's profitability has been positively impacted over the past few years by an above-average net interest margin, low levels of loan loss provisions, low general & administrative expenses, and the one-time recovery from defalcation losses. In contrast to its peers, the Association's net interest margin is helped by a low cost of funds and the ability to rely on core deposits to fund lending needs and not needing to use higher cost borrowed funds. The Association's post-Conversion capital level will be additionally fortified to help the Association manage these business risks.

Competition for the Association comes from commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Association and may offer services that the Association does not currently offer. The Association's profitability will be dependent upon the continued ability of the Association to compete in the local market.

Although economic conditions in the Association's market area are anticipated to remain stable, an unexpected business downturn or dramatic interest rate increases could suppress the Association's ability to expand its lending initiatives, disrupt asset quality, and strain earnings. Given the Association's size, these are significant risk factors to Atlantic Liberty's capacity to generate sustainable and predictable levels of profits. While the Conversion will provide the Association with additional capital, that capital must be marginally deployed to produce earnings improvements above and beyond the additional costs associated with being a publicly traded stock company. We believe that investors will view the Association's recent earnings record as sustainable in the current operating environment. Therefore, we believe a no adjustment is necessary to reflect this factor.

Market Area

Despite trying to focus on institutions located in the Northeast or Mid-Atlantic states, fourteen members of the Comparative Group are located primarily in the Midwest region of the country. All of the Comparative Group companies have a significant base of real estate mortgage lending.

The Association's main office is located in what is considered Brooklyn Heights, and is very near the financial, legal and government complex in Brooklyn and in an area that is considered the business center of Brooklyn. The primary market area is situated in a major metropolitan area and characterized by moderate to high income levels and a stable population base and is one of the major economic and business centers in the United States. As such, the economy of Brooklyn is heavily dependent upon the economic health of Manhattan and the greater New York City area. In the aftermath of the attacks of September 11th, the economy of New York was adversely affected with increased levels of unemployment and reduced tourism. While there have been signs that the economy has begun to recover, there remains a certain level of uncertainty related to the timing and pace of the recovery of the economy in the aftermath of the attacks. Despite the recent impacts upon the economy in the Association's market area, we believe that an upward adjustment is warranted for market area due to the attractiveness of the market to both in-market and out-of-market institutions.

Management

Management's principal challenge is to generate profitable results, monitor credit risks, and control operating costs while the Association competes in an increasingly competitive financial services environment. The Association's senior management team has been in place for a relatively short time frame and three of the five current directors were unaffiliated with the Association prior to their appointment to the board in 2001 and 2002, and all members of the board of directors have been appointed since 1999. With exception to the Association's president and chief executive officer, the members of the board of directors did not have experience as directors or officers of financial institutions; however, each member contributes extensive business and/or professional experience to the Association. Current management's tenure has been directed at improving the Association's operating systems and profitability. While we believe that the Association has sufficient managerial resources in place to implement the Association's operating goals and objectives and while the new management has been successful since taking control of the Association, current management has a relatively short track record related to operation of a financial institution. We believe that investors will take into account that a new board and reconstituted management team has been in place for only a short period of time.

Dividend Policy

The Company has not determined, when, or if, it intends to pay a dividend on the common stock after the Conversion is completed. Dividends will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and operating results, tax considerations, industry standards, economic conditions, capital levels, regulatory restrictions on dividend payment by the Association to the Company, general business practices, and other factors. Of the nineteen companies in the Comparative Group, all currently pay regular dividends. Furthermore, payment of cash dividends has become commonplace among publicly owned thrifts with relatively high capital levels. While the Association does not currently plan on paying a dividend, but because of its current earnings outlook and capital position, we believe the Association has the capacity to pay dividends comparable to those of the Comparative Group. Accordingly, we do not believe an additional adjustment is warranted for this factor.

Liquidity of the Issue

Following the completion of the Stock Offering, the Company intends to have its stock issue traded on the Nasdaq National Market. Seven of the fifteen Comparative Group companies are traded on the Nasdaq National Market, while seven are traded on the Bulletin Board and one institution is traded on the American Stock Exchange ("AMEX"). There is no assurance that an active and liquid trading market will develop for the Company's stock issue on the Nasdaq National Market. Furthermore, the relatively small market capitalization of the aggregate public stock to be floated increases the consideration of a potentially illiquid stock issue. Countering these factors is the fact that the Association is located in a major urban center and in a market that is highly desirable to new market entrants. Therefore, given these overall factors, we believe do not believe any adjustment is necessary regarding the liquidity of the new stock issuance.

Subscription Interest

In recent years, initial public offerings of thrift stocks have generally attracted a great deal of investor interest and this speculative fervor continued through 2001. Contributing to this demand is the growing scarcity factor of mutual candidates for thrift stock conversions and the favorable after-market performance experienced by many of these issues. Thrift conversion activity continued at a modest pace in 2001 on the heels of attractive after-market performances and amplified price appreciation in the financials sector overall

Notwithstanding the demand for thrift stocks in initial offerings, a strong subscription does not always indicate that the valuation range should be increased or the offering should be priced in the upper end of the valuation range. Many conversion investors do not routinely purchase in the after-market, particularly at higher stock prices or involving stock issues with limited liquidity. As such, absent actual results of the Association's Subscription Offering (as well as market conditions at the time), we do not believe any adjustment is warranted at this time.

Stock Market Conditions

Table 19 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts as compared to the Standard & Poor's 500-Stock Index ("S&P 500") over the past two years. The SNL Thrift Index substantially outperformed the broader index, advancing by 98.8% during the period from December 31, 1999 to June 10, 2002, as compared to the S&P 500 declining by 29.9%. The SNL Small Thrift Index (all public thrifts less than $250 million in assets) increased by 53.6% and evidenced much less volatility as compared to the general market indices as is typical of these small-cap thrift stocks. The SNL Mid-Atlantic Thrift Index increased by 110.0% during this period.

The positive trend in thrift stocks has been in contrast to the dampened performance of the overall equity market. The series of interest rate reductions implemented by the Federal Reserve in 2001 helped to sustain the rally in thrift stocks. The overall stock market had begun to stabilize in the summer of 2001 as prospects surfaced about economic recovery and stronger corporate earnings. However, the terrorist attacks on September 11, 2001 halted the rebound in the stock market and sent index levels plummeting.

Lower short-terms interest rates and a steeper yield curve continued to benefit thrift profitability through the end of 2001 and into 2002. In addition, the more conservative operating profiles of most thrifts found favor among financial stock investors increasingly nervous about bank credit exposure to Argentina, Enron, credit cards, subprime lending, and other problem areas confronting the economy. Also, consolidation in the form of mergers and acquisitions continued to spur thrift stock values. The small-cap thrift issues continued to advance at a moderate but steady pace, as the improvement in net interest margins among the smaller thrifts materialized more slowly due to their distinct balance sheet composition. While continued momentum has been somewhat curbed in the thrift equity markets due to the spillover effects of concerns about the financials sector in general, overall economic and business fundamentals remain favorable for thrift industry earnings performance. The main focus of apprehension centers around the mounting opinion that the continued economic recovery may lead to higher interest rates in the second half of the year.

On June 10, 2002, the SNL Thrift Index closed at 1118.1, representing a 20.11% increase from June 10, 2001 and a 21.77% increase from the end of 2001. The S&P 500 Stock Index had reversed its negative trend of recent months but was still down 17.83% at June 10, 2002 compared to June 10, 2001 and down 10.22% since December 31, 2001. Meanwhile, the SNL Small Thrift Index outperformed both the broader thrift index and the overall stock market over the past year. The Small Thrift Index was up 28.27% since June 10, 2001 and 14.10% since December 31, 2001. The Mid-Atlantic Thrift Index was the top performing index over these periods, increasing 34.39% since June 10, 2001 and 27.46% since December 31, 2001.

Recent Acquisition Activity

Acquisition speculation is one factor impacting the prices of thrifts. Table 20 summarizes recent acquisition activity involving thrifts and banks based in New York. Overall acquisition premiums for New York financial institutions have been similar to the ratios reported nationwide. Since January 2000, there were 25 acquisitions involving New York banks and thrifts, but only one deal has been announced since the beginning of 2002. Consistent with nationwide trends, acquisition values for New York banks and thrifts has remained relatively flat over the past few years.

Table 19

Comparative Stock Market Performance

Month-end Index Data, Year-end 1995 =100


240
210
180
150
120
90
Dec-95
Feb-96
Apr-96
Jun-96
Aug-96
Oct-96
Dec-96
Feb-97
Apr-97
Jun-97
Aug-97
Oct-97
All Public Thrifts
S&P 500
All Thrift MHCs

The state's financial institution deposit marketplace comprises a large number of middle-tier banks and thrifts. Larger institutions, such as JP Morgan Chase and Citigroup have continued to grow aggressively statewide. In addition, newcomers such as Washington Mutual, the country's largest thrift, have staked out selected market territories. Because of the relatively large number of independent, mid-tier stockholder-owned institutions, consolidation activity is expected to continue in New York. We believe that while acquisition premiums are a factor to consider in determining the Association's estimated pro forma market value, such speculative behavior is reflected to some degree in the general trading valuation levels of thrift stocks. We do not believe any adjustment is warranted at this time.

New Issue Discount

A "new issue" discount that reflects investor concerns and investment risks inherent in all initial stock offerings is a factor to be considered in valuations of initial thrift stock offerings. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions

The thrift conversion market continues to respond to the after-market performance of recent offerings. Table 21 presents a summary of publicly traded thrifts that have completed standard full conversions since January 1, 2000. The recent after-market performance of thrift conversions has been favorable, with issues moving up steadily from initial offering prices. As shown in the table, pro forma valuations at the time of conversion have also advanced as the thrift stock market has demonstrated its ability to sustain trading prices at higher valuation ratios.

Table 20
Summary of Recent New York Acquisition Activity
Transactions Announced from 2000 to 2002 Year-to-Date

				Seller's Prior Financial Data							Offer Value to			
Buyer	St.	Seller	B/T (1)	Total Assets ($M)	Equity/ Assets (%)	YTD ROAA (%)	YTD ROAE (%)	Date Anncd.	Status (2)	Offer Value ($mil.)	Book Value (%)	Tang. Book (%)	LTM EPS (x)	Total Assets (%)
Overall Average				**13,154**	**9.19**	**0.82**	**9.91**	--	--	**1,875.4**	**205.8**	**222.5**	**23.0**	**17.71**
Thrift Seller Average				**3,602**	**10.69**	**0.78**	**7.51**	--	--	**664.0**	**164.7**	**180.6**	**22.8**	**17.16**
Bank Seller Average				**19,521**	**8.19**	**0.85**	**11.50**	--	--	**2,683.1**	**232.2**	**249.4**	**23.2**	**18.07**
Financial Institutions Inc.	NY	Bank of Avoca	B	18	8.26	(0.42)	(4.89)	01/11/02	C	1.5	98.7	99.2	NM	8.15
Oneida Financial Corp. (MHC)	NY	SBC Financial Corporation	B	62	9.43	0.63	6.39	11/21/01	P	11.9	202.1	202.1	26.6	19.06
National Bank of Greece, SA		Yonkers Financial Corp.	T	571	7.46	0.70	10.12	11/14/01	C	69.6	151.8	151.8	16.2	12.19
Provident Bancorp Inc. (MHC)	NY	National Bank of Florida	B	95	16.66	1.24	7.18	11/02/01	C	28.1	176.7	176.7	24.2	29.44
Hudson River Bancorp	NY	Ambanc Holding Co.	T	711	10.86	0.62	5.67	09/04/01	C	99.8	125.4	137.2	25.6	14.03
Washington Mutual Inc.	WA	Dime Bancorp Inc.	T	27,050	6.35	1.28	18.84	06/25/01	C	5,167.5	300.8	428.5	30.2	19.10
NBT Bancorp Inc.	NY	CNB Financial Corp.	B	964	6.77	0.86	12.66	06/19/01	C	135.1	209.6	288.2	20.3	14.26
New York Community Bancorp	NY	Richmond County Financial Corp	T	3,213	9.81	1.21	12.43	03/27/01	C	779.3	NM	NM	NM	NM
North Fork Bancorp.	NY	Commercial Bank NY	B	1,526	6.62	0.72	11.13	02/13/01	C	175.2	167.7	195.0	17.2	11.48
Citigroup Inc.	NY	European American Bank	B	15,384	6.10	0.89	14.87	02/12/01	C	1,950.0	271.9	363.7	14.0	12.68
NBT Bancorp Inc.	NY	First National Bancorp Inc.	B	110	8.24	0.83	10.37	01/02/01	C	15.7	173.3	173.3	22.1	14.29
Hudson River Bancorp	NY	Cohoes Bancorp Inc.	T	739	16.72	0.75	4.50	11/24/00	C	160.7	124.8	125.9	25.7	21.74
Financial Institutions Inc.	NY	Bath National Corp.	B	287	9.66	0.24	2.39	11/02/00	C	62.6	225.6	227.4	45.3	21.79
Chase Manhattan Corp.	NY	J.P. Morgan & Co.	B	266,323	4.41	0.88	20.42	09/13/00	C	34,422.7	321.2	343.5	17.6	12.66
Community Bank System Inc.	NY	Citizens National Bank	B	116	10.61	1.03	9.87	09/13/00	C	22.4	181.8	181.8	17.4	19.28
Valley National Bancorp	NJ	Merchants New York Bancorp	B	1,370	7.06	1.61	22.74	09/06/00	C	375.9	387.6	389.1	18.1	27.44
Berkshire Bancorp Inc.	NY	GSB Financial Corp.	T	187	15.73	0.88	5.51	08/16/00	C	41.8	140.9	140.9	19.7	22.37
M&T Bank Corp.	NY	Premier National Bancorp Inc.	B	1,570	8.81	1.34	15.26	07/10/00	C	341.8	242.8	250.9	16.5	21.77
Queens County Bancorp Inc.	NY	Haven Bancorp Inc.	T	2,966	3.46	0.01	0.39	06/27/00	C	186.5	169.1	171.3	17.5	6.29
Troy Financial Corp.	NY	Catskill Financial Corp.	T	346	16.21	1.29	7.93	06/08/00	C	89.9	153.2	153.2	18.6	25.98
Avant Financial LLC	NY	Reliance Bank	B	23	6.84	0.15	2.25	05/18/00	C	4.3	397.0	397.0	31.3	27.15
Niagara Bancorp Inc. (MHC)	NY	Iroquois Bancorp Inc.	B	595	6.53	0.81	12.07	03/27/00	C	80.3	195.6	203.4	17.0	13.49
TrustCo Bank Corp of NY	NY	Landmark Financial Corp.	T	26	7.52	0.31	3.88	02/21/00	C	3.3	165.8	165.8	NM	12.68
Sound Federal Bancorp (MHC)	NY	Peekskill Financial Corp.	T	207	12.82	0.77	5.83	02/17/00	C	41.6	150.8	150.8	29.0	20.08
Charles Schwab Corp.	CA	U.S. Trust Corp.	B	4,377	6.89	1.88	29.82	01/13/00	C	2,618.6	NM	NM	36.8	NM

(1) B=bank; T=thrift.
(2) P=pending; C=completed.

Source: SNL Securities

Table 21
Summary of Recent Standard Full Thrift Conversions

						Pro Forma Ratios				Price Performance		
Company	Exchange	State	IPO Date	Total Assets ($mil.)	Gross Proceeds ($mil.)	Price/ Book (%)	Price/ TanBk (%)	Price/ EPS (X)	Price/ Assets (%)	IPO Price ($)	6/03/02 Price ($)	Price Change (%)
Conversion Average: 2002	NA	NA	NA	43	6.2	64.4	64.4	14.5	12.7	NA	NA	27.1
Conversion Average: 2001	NA	NA	NA	169	19.0	57.9	58.1	14.5	9.0	NA	NA	56.5
Conversion Average: 2000	NA	NA	NA	358	33.5	50.3	50.3	10.3	8.6	NA	NA	137.6
Reserve Bancorp, Inc.	OTC BB	PA	04/08/02	45	7.6	66.3	66.3	17.3	14.4	10.00	12.85	28.5
Heritage Bancshares	OTC BB	TX	02/26/02	40	4.9	62.5	62.5	11.6	10.9	10.00	12.56	25.6
Allied First Bancorp Inc.	OTC BB	IL	12/31/01	82	6.1	64.0	64.0	7.5	6.9	10.00	12.03	20.3
City Savings Financial Corp.	OTC BB	IN	12/28/01	66	5.6	58.4	58.4	9.1	7.7	10.00	13.25	32.5
Clover Leaf Financial Corp.	OTC BB	IL	12/28/01	88	6.6	56.8	NA	29.6	7.0	10.00	14.80	48.0
PFS Bancorp Inc.	NASDAQ	IN	10/12/01	113	15.2	57.5	57.5	16.2	11.8	10.00	14.75	47.5
Globe Bancorp Inc.	OTC BB	LA	07/10/01	25	3.0	54.1	54.1	26.6	10.9	10.00	12.52	25.2
BancAffiliated Inc.	OTC BB	TX	06/01/01	28	2.6	59.9	59.9	11.3	8.6	10.00	13.00	30.0
Chesterfield Financial Corp.	NASDAQ	IL	05/02/01	305	43.0	59.9	60.5	11.0	12.4	10.00	18.06	80.6
First BancTrust Corp.	NASDAQ	IL	04/19/01	170	15.2	59.4	59.4	10.4	8.2	10.00	16.65	66.5
BUCS Financial Corp	OTC BB	MD	03/15/01	70	4.1	45.3	45.3	13.4	5.4	10.00	20.80	108.0
Citizens First Bancorp Inc.	NASDAQ	MI	03/07/01	742	88.2	64.2	64.2	9.6	10.6	10.00	20.65	106.5
Lawrence Financial Holdings	OTC BB	OH	12/29/00	114	7.8	54.0	54.0	9.2	6.4	10.00	16.75	67.5
First Federal Bancshares Inc.	NASDAQ	IL	09/28/00	213	22.4	52.4	52.4	10.7	9.5	10.00	17.45	74.5
CBCT Bancshares Inc.	OTC BB	TX	09/25/00	43	2.8	55.2	55.2	11.1	6.2	10.00	24.45	144.5
DutchFork Bancshares Inc.	NASDAQ	SC	07/06/00	211	15.6	52.7	52.7	10.4	6.9	10.00	24.15	141.5
Berkshire Hills Bancorp Inc.	AMEX	MA	06/28/00	842	71.1	48.1	48.1	9.5	7.8	10.00	23.45	134.5
First Federal of Olathe Bncp	OTC BB	KS	04/12/00	46	5.6	41.5	41.5	6.5	10.7	10.00	23.30	133.0
Port Financial Corp.	NASDAQ	MA	04/12/00	722	74.4	52.5	52.5	11.5	9.3	10.00	34.95	249.5
Peoples Community Bancorp Inc.	NASDAQ	OH	03/30/00	90	11.9	39.1	39.1	13.8	11.6	10.00	20.50	105.0
Connecticut Bancshares Inc.	NASDAQ	CT	03/02/00	1,108	104.0	52.3	52.3	9.7	8.6	10.00	32.75	227.5
Security Financial Bancorp Inc	NASDAQ	IN	01/05/00	191	19.4	55.6	55.6	NA	9.2	10.00	19.80	98.0

Source: SNL Securities.

Two standard conversions have been completed thus far in 2002. Heritage Bancshares in Texas completed its conversion on February 26, 2002, and was priced at an initial pro forma valuation of 62.5% of pro forma book value and 11.6x relative to pro forma earnings. Heritage Bancshares had total assets of $40.4 million, total equity of $3.9 million, and raised gross proceeds of $4.9 million in its conversion stock offering. Reserve Bancorp of Pennsylvania completed its conversion on April 8, 2002, and was priced at an initial pro forma valuation measuring 67.3% of pro forma book value and 17.3x relative to pro forma earnings. Reserve Bancorp had total assets of $44.9 million, total equity of $5.1 million, and raised gross proceeds of $7.6 million. Stock prices of both issues appreciated north of 20% in after-market trading.

In the after-market, full conversions had been trading upward to approximately 90% of book value, but find resistance at this level until a discernible trend in earnings improvement is evident. To price a new offering at 90% of pro forma book value, because of the mathematics of the calculation, would require very large increases in valuations and produce very marginal returns on equity. This would likely produce price declines in the after-market. Accordingly,

thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the ability of an institution to leverage the balance sheet in the currently low interest rate environment.

Investors are aware that at initial pro forma price-to-book ratios approaching the current trading range of a majority of public thrifts, price-to-earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high.

Based upon the price/book ratio measure, standard thrift conversions are being discounted by 30% to 40% relative to the overall thrift trading market.

Adjustments Conclusion

Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, conversions are generally priced at substantial discounts to peer institutions relative to price/book ratios, but at lesser discounts to the comparable institutions' price/earnings ratios. It is the role of the appraiser to balance the relative dynamics of price/book and price/earnings discounts and premiums. We believe that relative to the Comparative Group, the Association's pro forma valuation measures should be discounted on the basis of the new issue discount and adjusted upward for the Association's market area. In addition, we believe the market will take into account that the Association's management has been in place for a relatively short period of time.

Valuation Approach

Table 22 displays the market price and valuation data of the Comparative Group, all publicly traded thrifts headquartered in the state of New York and all publicly traded thrifts of June 10, 2002. Table 22 also includes the Association's pro forma valuation ratios. Exhibit IV displays the pro forma conversion assumptions and calculations utilized in analyzing the Association's valuation ratios.

Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based primarily upon consideration of price/earnings ratio comparisons and secondarily, price/book valuations. As evidenced by the trading valuation ratios of such Comparative Group members with average earnings results, the price/earnings ratio functions as a reliable valuation benchmark for companies with differing capital levels. For the fiscal year ended March 31, 2002, the Association produced net income of $858,000 for the recent quarter.

Utilizing a discount of approximately 30% to the corresponding Comparative Group average price/earning ratio, the Association's resulting pro forma price/earnings ratio at the midpoint is 10.6x for the year ended March 31, 2002 and 11.2x for the March 2002 quarter annualized, reflecting a conversion value of $11.25 million. The resulting maximum price/earnings ratios of 11.9x and an adjusted maximum of 13.4x produce conversion values of $12.9 million and $14.9 million, respectively. At the adjusted maximum valuation level, where most thrift offerings are being closed in the current market environment, the Association's price/earnings ratio is positioned approximately 14% below the Comparative Group's average price/earnings ratio of 15.5x for the trailing twelve months. At the adjusted maximum valuation level, the Association's price/earnings ratio of 14.05% for the quarter ended March 31, 2002 is in line with Comparative Group's average price/earnings ratio of 14.1% for the March 31, 2002 quarter. We believe that this is an appropriate pricing ratio given the level of earnings performance evidenced by the Association and the Comparative Group on the whole.

The Association's resulting pro forma price/book ratios of 66.3% at the maximum and 70.1% at the adjusted maximum represent significant discounts to the Comparative Group's average price/book ratio of 98.8%. However this disparity is distorted by the differing levels of capital. Subsequent to the conversion, the Association's equity to assets ratio would measure 14.49% at the maximum valuation and 15.56% at the adjusted maximum. Among the Comparative Group companies, only one of the institutions exhibited a higher equity ratio. The Association's price/assets ratios of 9.60% at the maximum and 10.90% at the adjusted maximum valuation were comparable with the Comparative Group's average price/assets ratio of 10.93%.

Valuation Conclusion

It is our opinion that, as of June 10, 2002, the aggregate estimated pro forma market value of the Association was within the valuation range of $9,562,500 to $12,937,500 with a midpoint of $11,250,000. The valuation range was based upon a 15 percent decrease from the midpoint to determine the minimum and a 15 percent increase to establish the maximum. Assuming an additional 15 percent increase above the maximum value results in an adjusted maximum of $14,878,130. Exhibit IV displays the conversion calculations and assumptions utilized in determining the Association's estimated pro forma market value after the conversion.

Table 22

Comparative Market Valuation Analysis

Atlantic Liberty Savings, FA and the Comparative Group

Market Price Data as of June 10, 2002

Company	Current Stock Price ($)	Total Market Value ($mil.)	Price/ LTM EPS(1) (X)	Price/ Qtr. EPS(1) (X)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Current Dividend Yield (%)
Atlantic Liberty Savings, FA									
Pro Forma Minimum	--	**9.56**	**9.2**	**9.7**	**57.8**	**57.8**	**7.25**	**12.56**	**0.00**
Pro Forma Midpoint	--	**11.25**	**10.6**	**11.2**	**62.4**	**62.4**	**8.44**	**13.53**	**0.00**
Pro Forma Maximum	--	**12.94**	**11.9**	**12.5**	**66.3**	**66.3**	**9.60**	**14.49**	**0.00**
Pro Forma Adj. Maximum	--	**14.88**	**13.4**	**14.0**	**70.1**	**70.1**	**10.90**	**15.56**	**0.00**
Comparative Group Average	--	**16.23**	**15.5**	**14.1**	**98.8**	**101.6**	**10.93**	**11.08**	**2.86**
All Public Thrift Average	--	**373.21**	**14.7**	**13.9**	**122.8**	**133.8**	**11.99**	**10.21**	**2.07**
New York Thrift Average	--	**1,159.89**	**15.7**	**13.0**	**186.7**	**207.6**	**17.06**	**9.24**	**1.86**
Comparative Group									
AMB Financial Corp.	11.20	9.63	9.7	9.7	81.2	81.2	6.52	8.02	2.14
ASB Financial Corp.	10.50	16.23	13.3	12.5	107.7	107.7	11.38	10.57	4.57
Cecil Bancorp, Inc.	18.50	11.76	14.7	12.9	95.1	115.5	9.45	9.93	2.16
CKF Bancorp, Inc.	18.40	12.79	10.4	9.6	92.2	100.7	8.88	9.08	3.80
Community Investors Bancorp, Inc.	10.01	11.04	9.0	8.6	91.8	91.8	9.61	10.47	3.00
Falmouth Bancorp, Inc.	29.75	27.21	17.4	17.3	158.2	158.2	18.43	11.65	1.75
FFD Financial Corporation	13.70	16.96	13.8	16.3	102.9	102.9	13.02	12.65	2.77
First Bancorp of Indiana, Inc.	14.70	26.40	20.1	30.6	83.5	89.8	14.60	17.49	2.04
Great American Bancorp, Inc.	22.70	19.30	14.7	10.3	103.7	106.4	11.36	10.96	1.94
GS Financial Corp.	17.98	29.68	20.0	19.6	84.2	84.2	15.61	18.56	2.00
Home City Financial Corporation	11.11	8.71	15.4	34.7	75.0	77.4	5.97	7.97	3.96
KS Bancorp, Inc.	18.00	20.55	14.6	12.9	120.9	120.9	12.41	10.26	3.56
Lexington B&L Financial Corp.	15.47	11.84	17.6	13.8	80.8	85.4	8.76	10.84	1.94
Logansport Financial Corp.	17.11	15.61	13.1	13.8	101.0	101.0	12.07	11.95	3.04
Mayflower Co-operative Bank	14.85	20.09	14.4	12.0	135.9	137.0	11.39	8.38	4.04
North Bancshares, Inc.	12.56	14.54	27.9	22.4	109.7	109.7	10.73	9.79	3.50
Peoples-Sidney Financial Corporation	11.66	17.20	24.3	22.4	100.7	100.7	12.45	12.36	3.09
Sobieski Bancorp, Inc.	13.95	9.37	35.8	NM	71.4	71.4	6.83	9.56	2.44
Washington Bancorp	18.90	9.54	8.3	11.5	80.7	88.8	8.11	10.05	2.65

(1) Price/earnings ratios greater than 30.0 are excluded from averages.

Exhibit I

Background of Feldman Financial Advisors, Inc.

Overview of Firm

Feldman Financial Advisors provides consulting and advisory services to financial institutions and mortgage companies in the areas of corporate valuations, mergers and acquisitions, strategic planning, branch sales and purchases, developing and implementing regulatory business and capital plans, and expert witness testimony and analysis. Our senior staff members have been involved in the stock conversion process since 1982 and have valued more than 350 converting institutions.

Feldman Financial Advisors was incorporated in February 1996 by a group of consultants who were previously associated with Kaplan Associates. Each of the principals at Feldman Financial Advisors has more than 10 years experience in consulting and all were officers of their prior firm. Our senior staff collectively has worked with more than 1,000 banks, thrifts and mortgage companies nationwide. The firm's office is located in Washington, D.C.

Background of Senior Professional Staff

Trent Feldman - President. Trent is a nationally recognized expert in providing strategic advice to and valuing service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters degrees from the University of California at Los Angeles.

Peter Williams - Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also served as a Corporate Planning and Development Analyst with the Wilmington Trust Company in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

Michael Green - Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike's 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

Gerard Feil - Director. Jerry has performed valuations for banks, insurance companies, specialty lenders, and other service companies. Previously, Jerry was a Director in the Global Financial Strategies Practice of KPMG LLP (New York City). He joined KPMG following 15 years as an investment banker at First Boston, Alex Sheshunoff & Co. Investment Banking, and Kaplan Associates. Jerry holds a BA in Mathematics from St. John's University and MBA and JD degrees from Cornell University.

Greg Izydorczyk - Senior Vice President. Greg specializes in merger and acquisition analysis and corporate valuations and also has experience in mark-to-market analysis and business plans. Greg was with Kaplan Associates for three years. Previous, Greg worked as a Senior Auditor for First Virginia and Integra Financial and as a Financial Analyst with Airbus Industrie of N.A. Greg holds a BS in Finance from Pennsylvania State University and an MBA in Finance from the Katz Graduate School, University of Pittsburgh.

Table II-1
Statement of Financial Condition

	2002	2001
Assets:		
Cash and due from depository institutions	$ 784,705	$ 1,492,348
Interest-bearing deposits in other banks	9,156,143	3,197,070
Cash and equivalents	9,940,848	4,689,418
Investment securities held to maturity	1,032,433	3,999,583
Mortgage-backed securities held to maturity	15,757,853	18,820,359
Loans receivable, net	92,855,712	83,769,845
Premises and equipment	1,352,844	1,367,259
Federal Home Loan Bank of New York stock	902,400	831,600
Interest receivable	697,495	777,206
Deferred income tax	304,273	304,835
Other assets	1,199,798	1,683,015
Total Assets	$ 124,043,656	$ 116,243,120
Liabilities and Retained Earnings		
Liabilities:		
Deposits	$ 110,990,185	$ 106,122,883
Advances from Federal Home Loan Bank of New York	2,000,000	-
Advance payments by borrowers for taxes and insurance	968,644	961,862
Other liabilities	1,295,662	1,227,388
Total liabilities	115,254,491	108,312,133
Commitments and contingencies	-	-
Retained earnings:		
Retained earnings - substantially restricted	8,789,165	7,930,987
Total retained earnings	8,789,165	7,930,987
Total liabilities and retained earnings	$ 124,043,656	$ 116,243,120

Table II-2
Statement of Operations

	Year Ended March 31, 2002	Year Ended March 31, 2001
Interest Income:		
Loans	$ 6,763,439	$ 6,139,300
Mortage-backed securities	918,522	1,159,336
Investments held to maturity	76,753	401,805
Securities available for sale	-	98,064
Other interest earning assets	253,834	274,553
Total interest income	8,012,548	8,073,058
Interest Expense:		
Deposits	3,756,053	4,445,808
Advances	52,251	-
Escrow	10,613	10,203
Total interest expense	3,818,917	4,456,011
Net interest income	4,193,631	3,617,047
Provision for (recovery of) loan losses	69,712	(100,013)
Net interest income after provision for (recovery of) loan losses	4,123,919	3,717,060
Non-interest income:		
(Loss) on sale of securities available for sale	-	(42,384)
Fees and service charges	128,430	65,209
Gain on foreclosed real estate	-	88,857
Recovery of defalcation losses	-	500,000
Miscellaneous	93,437	75,220
Total non-interest income	221,867	686,902
Non-interest expense:		
Salaries and employment benefits	1,591,560	1,189,152
Directors compensation	214,320	218,123
Occupancy expenses, net	44,867	52,678
Equipment	276,752	267,189
Advertising	46,418	48,254
Federal insurance premium	27,365	51,257
Legal fees	78,673	118,365
Miscellaneous	587,166	555,047
Total non-interest expense	2,867,121	2,500,065
Income before income taxes	1,478,665	1,903,897
Income tax expense	620,487	854,381
Net income	$ 858,178	$ 1,049,516

Table II-3
Loan Portfolio Composition

	At March 31,			
	2002		2001	
	Amount	Percent	Amount	Percent
Real Estate Loans:				
One-to four-family	64,500	69.02 %	59,494	70.61 %
Multi-family	13,653	14.61	13,334	15.83
Commercial	15,076	16.13	11,075	13.14
Total real estate loans	93,229	99.77	83,903	99.58
		-		-
		-		-
Other Loans:		-		-
Home equity	190	0.20	355	0.42
Unsecured	26	0.03	-	-
Total other loans	216	0.23	355	0.42
Total loans	93,445	100.00 %	84,258	100.00 %
Less:				
Net deferred fees	154		130	
Allowance for losses	435		358	
Total loans receivable, net	92,856		83,770	

Table II-4

Investment Securities

	At March 31,			
	2002		2001	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
	(Dollars in Thousands)			
Investment securities				
Federal agency obligations	$ -	- %	4,000	82.8 %
Corporate bonds	1,032	53.4	-	-
FHLB stock	902	46.6	832	17.2
Total investment securities and FHLB stock	$ 1,934	100.0 %	$ 4,832	100.0 %
Average remaining life of investment securities	3.9 years		3.2 years	
Other interest-earning assets				
Interest-earning deposits with other financial institutions	$ 9,156	100.0 %	$ 3,197	100.0 %
Total	$ 9,156	100.0 %	$ 3,197	100.0 %
Mortgage-backed securities				
Ginnie Mae	$ 1,143	7.3 %	269	1.4 %
Fannie Mae	6,973	44.3	9,101	48.4
Freddie Mac	6,587	41.8	6,987	37.1
Collateralized mortgage obligations	1,055	6.7	2,463	13.1
Total mortgage-backed securities	$ 15,758	100.0 %	$ 18,820	100.0 %

Table II-5

Deposit Account Summary

	At March 31,			
	2002		2001	
	Amount	Percent	Amount	Percent
Transactions and Savings Deposits:	(Dollars in Thousands)			
Demand:				
Non-interest bearing	$ 2,428	2.2 %	$ 3,122	2.9 %
Interest bearing	6,231	5.6	4,041	3.8
Regular savings	19,889	17.9	19,139	18.0
Money market accounts	17,390	15.7	14,965	14.1
Total non-certificates	$ 45,938	41.4 %	$ 41,267	38.9 %
Certificates:				
0.00 - 3.99%	38,854	35.0	1,022	1.0
4.00 - 5.99%	21,886	19.7	43,369	40.9
6.00 - 7.99%	4,276	3.9	20,430	19.3
8.00 - 9.99%	36	0.0	35	0.0
Total certificates	65,052	58.6	64,856	61.1
Total Deposits	$ 110,990	100.0 %	$ 106,123	100.0 %

Table II-6

Borrowed Funds

Maturity	Interest Rate	March 31, 2002
August 30, 2002	3.61%	$ 400,000
September 30, 2003	4.15%	400,000
August 30, 2004	4.63%	600,000
Augusst 30, 2005	4.94%	300,000
August 30, 2006	5.16%	300,000
	4.46%	$ 2,000,000

Table II-7

Properties

Location	Leased or Owned	Year Acquired	Net Book Value Value of Real Property
Main Office 186 Montague St Brooklyn, NY 11201	Owned	1983	$734,543
Branch Office 1402 Avenue J	Owned	1983	$486,937

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Abington Bancorp, Inc.	ABBK	MA	849,303	0.67	13.51	19.830	63.15	15.61	8.26	163.61	173.49	7.43	2.02
Acadiana Bancshares, Inc.	ANA	LA	312,475	0.69	8.26	26.200	30.56	13.58	14.24	114.11	114.11	9.73	2.29
Access Anytime Bancorp, Inc.	AABC	NM	180,187	0.86	11.44	9.100	13.28	8.43	11.97	96.30	111.38	7.37	0
Advance Financial Bancorp	AFBC	WV	205,978	0.77	8.44	17.011	15.86	9.20	8.68	90.29	90.29	7.70	2.82
Alaska Pacific Bancshares Inc.	AKPB	AK	141,347	0.56	6.46	15.500	9.66	12.11	7.75	72.77	NA	6.83	1.55
Algiers Bancorp, Inc.	ALGC	LA	50,953	(1.01)	(7.53)	8.750	4.43	NM	NM	67.00	67.00	8.70	0
Alliance Bancorp of New England, Inc.	ANE	CT	396,916	0.96	16.12	14.000	36.04	12.39	10.94	162.98	NA	9.08	1.95
Allied First Bancorp, Inc.	AFBA	IL	84,775	NA	NA	11.950	7.27	NA	37.34	73.31	73.31	8.58	0
AMB Financial Corp.	AMFC	IN	148,023	0.66	8.14	11.200	9.63	9.66	9.66	81.22	81.22	6.52	2.14
Ameriana Bancorp	ASBI	IN	533,021	0.53	6.48	14.640	46.08	63.65	NM	112.44	116.75	8.64	4.37
American Bank	BKMD	MD	142,862	0.59	6.41	6.400	13.23	16.84	22.86	93.02	93.02	9.26	2.5
American Financial Holdings, Inc.	AMFH	CT	2,834,664	NA	NA	28.660	666.68	21.88	25.59	144.60	185.14	23.51	2.51
Anchor BanCorp Wisconsin Inc.	ABCW	WI	3,504,831	1.09	14.79	22.300	556.39	14.39	12.12	202.18	220.79	15.87	1.48
ASB Financial Corp.	ASBP	OH	141,379	0.85	8.15	10.500	16.23	13.29	12.50	107.69	107.69	11.38	4.57
Astoria Financial Corporation	AF	NY	22,106,970	1.02	14.57	34.560	3,107.97	13.88	12.52	206.82	235.90	14.08	2.31
BancAffiliated, Inc.	BAFI	TX	47,811	0.57	5.45	13.000	3.44	NA	6.91	71.43	71.43	7.19	0
BankAtlantic Bancorp, Inc.	BBX	FL	5,595,321	0.81	10.98	11.010	587.38	15.96	13.76	144.49	195.21	11.45	1.05
BankPlus, FSB	BNKP	IL	283,811	0.44	6.78	19.500	21.98	19.90	16.25	126.21	126.21	7.74	0
BankUnited Financial Corporation	BKUNA	FL	5,631,193	0.47	8.34	17.180	422.19	17.35	15.34	141.52	156.04	7.66	0
Bay State Bancorp, Inc.	BYS	MA	528,715	1.07	10.18	50.050	82.51	14.90	11.59	140.39	140.39	15.61	1.76
Bedford Bancshares, Inc.	BFSB	VA	240,003	1.27	11.66	17.900	35.79	13.66	10.91	155.11	155.11	14.99	2.68
Berkshire Hills Bancorp, Inc.	BHL	MA	1,034,639	0.68	4.85	23.330	145.50	17.54	20.83	106.43	115.15	14.15	2.06
Big Foot Financial Corporation	BFFC	IL	219,628	0.33	2.58	17.247	26.03	22.40	19.60	91.45	91.45	11.85	1.39
Blue River Bancshares, Inc.	BRBI	IN	126,095	(1.34)	(13.97)	4.720	7.32	NM	NM	59.60	74.33	5.80	0
BostonFed Bancorp, Inc.	BFD	MA	1,459,760	0.64	9.82	29.850	134.19	14.42	17.35	138.90	170.96	9.17	2.14
Broadway Financial Corporation	BYFC	CA	181,986	0.47	5.72	14.100	12.84	15.84	10.07	89.35	89.35	7.05	1.42
BUCS Financial Corp	BUCS	MD	93,137	0.53	4.60	20.810	7.91	18.10	16.78	86.71	89.66	9.05	0
Camco Financial Corporation	CAFI	OH	1,044,934	0.90	10.77	14.350	114.50	12.26	12.37	118.60	122.34	10.94	3.62
Carver Bancorp, Inc.	CNY	NY	449,710	0.72	9.19	12.250	28.16	6.48	5.78	82.21	83.16	6.26	0
CBES Bancorp, Inc.	CBES	MO	121,535	(0.42)	(4.02)	13.900	12.17	NM	173.75	84.04	84.04	10.02	2.3
Cecil Bancorp, Inc.	CECB	MD	124,416	0.63	6.62	18.500	11.76	14.68	12.85	95.12	115.48	9.45	2.16
Central Bancorp, Inc.	CEBK	MA	432,847	0.54	6.16	31.000	51.08	18.02	15.50	131.52	139.83	11.82	1.29
CFS Bancorp, Inc.	CITZ	IN	1,583,221	0.46	4.14	13.950	186.71	20.82	29.06	111.78	111.78	11.81	2.87
Chesterfield Financial Corp.	CFSL	IL	365,770	0.94	4.55	18.090	74.98	NA	23.80	97.73	NA	20.50	0
Citizens First Bancorp, Inc.	CTZN	MI	946,356	1.16	6.93	20.510	185.62	16.67	16.02	122.59	122.59	19.61	1.56
Citizens First Financial Corp.	CFSB	IL	354,735	0.66	7.23	19.250	28.62	13.85	10.69	92.15	92.15	8.07	1.45
City Savings Financial Corp.	CSFC	IN	78,558	NA	NA	13.500	7.50	NA	14.06	75.33	75.33	9.55	0
CKF Bancorp, Inc.	CKFB	KY	144,078	0.86	9.04	18.400	12.79	10.40	9.58	92.18	100.66	8.88	3.8
Clover Leaf Financial Corp.	CLOV	IL	89,312	NA	NA	14.900	9.85	NA	20.69	79.13	79.13	11.03	0
Coastal Bancorp, Inc.	CBSA	TX	2,473,249	0.71	13.22	29.900	174.91	10.20	14.66	136.47	162.59	7.07	1.61
Coastal Financial Corporation	CFCP	SC	798,694	1.34	18.54	12.500	132.23	13.89	13.59	226.45	226.45	16.56	1.6
Coddle Creek Financial Corp.	CDLC	NC	139,920	0.37	2.68	32.000	22.37	35.56	16.67	105.93	105.93	15.99	3.13

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Commercial Federal Corporation	CFB	NE	12,746,573	0.70	11.71	28.000	1,268.56	13.15	11.48	170.01	228.01	9.94	1.29
Commonwealth Bancorp, Inc.	CMSB	PA	1,770,278	0.94	10.66	28.500	282.32	17.81	16.57	198.05	236.91	16.17	2.39
Community Financial Corporation	CFFC	VA	257,250	1.00	10.14	11.750	26.47	10.40	9.79	100.69	100.95	10.31	2.72
Community Investors Bancorp, Inc.	CIBI	OH	114,884	1.06	10.30	10.010	11.04	9.02	8.63	91.83	91.83	9.61	3
Connecticut Bancshares, Inc.	SBMC	CT	2,458,189	0.90	7.83	31.000	348.74	NA	14.90	145.06	167.03	14.19	1.68
Cooperative Bankshares, Inc.	COOP	NC	462,846	0.72	9.48	14.010	39.72	11.12	7.78	116.36	116.36	8.58	1.43
Crazy Woman Creek Bancorp Incorporate	CRZY	WY	71,911	0.29	1.46	14.550	11.80	55.96	60.63	85.94	87.60	16.06	3.3
Dime Community Bancshares, Inc.	DCOM	NY	2,800,202	1.25	14.67	21.730	562.91	15.75	13.58	227.54	297.26	20.08	2.76
Downey Financial Corp.	DSL	CA	10,913,001	1.20	18.57	50.130	1,414.32	10.76	9.49	184.23	184.98	12.96	0.72
DutchFork Bancshares, Inc.	DFBS	SC	262,861	0.62	4.53	24.450	27.69	13.51	15.67	84.08	84.08	10.54	0
East Side Financial, Incorporated	ESDF	IL	84,266	0.49	3.23	30.500	8.93	12.66	12.30	70.91	70.91	10.59	1.64
East Texas Financial Services, Inc.	ETFS	TX	211,666	0.52	6.09	11.100	12.90	9.02	8.67	69.64	78.89	6.10	1.8
Ebank.com Inc.	EBDC	GA	95,885	(1.32)	(15.78)	1.650	2.82	NM	NM	211.54	717.39	2.94	0
EFC Bancorp, Inc.	EFC	IL	704,158	0.80	7.71	17.250	79.73	14.02	11.98	114.09	114.09	11.32	3.01
Elmira Savings Bank, FSB	ESBK	NY	283,033	0.79	11.17	27.490	23.82	10.66	11.27	120.36	125.13	8.42	2.62
Empire Federal Bancorp, Inc.	EFBC	MT	202,748	0.12	0.63	14.050	21.18	39.03	NM	75.05	75.05	10.45	3.27
Equitable Bank	EQSB	MD	470,402	0.67	11.61	26.350	34.66	11.82	10.63	119.72	119.72	7.36	0
ESB Financial Corporation	ESBF	PA	1,293,886	0.59	9.33	12.770	93.41	11.93	11.01	117.80	130.97	7.22	3.13
EverTrust Financial Group, Inc.	EVRT	WA	675,809	0.90	5.10	18.200	94.10	19.36	14.68	101.39	101.39	13.92	2.53
Falmouth Bancorp, Inc.	FCB	MA	147,639	1.10	9.15	29.750	27.21	17.40	17.30	158.24	158.24	18.43	1.75
Farnsworth Bancorp, Inc.	FNSW	NJ	73,468	0.20	2.46	15.300	5.52	26.84	10.93	98.08	98.08	7.52	0
Federal Trust Corporation	FDTR	FL	307,049	0.54	8.33	4.000	21.97	12.90	12.50	113.64	113.64	7.16	0
FFD Financial Corporation	FFDF	OH	130,138	0.88	7.07	13.700	16.96	13.84	16.31	102.93	102.93	13.02	2.77
FFLC Bancorp, Inc.	FFLC	FL	840,548	0.89	11.22	26.700	95.39	13.76	10.94	145.58	145.58	11.35	2.1
FFW Corporation	FFWC	IN	236,745	0.86	8.96	16.000	21.98	11.03	10.81	100.63	105.89	9.31	3.5
Fidelity Bancorp, Inc.	FBCI	IL	685,661	1.00	13.37	21.950	67.64	10.26	9.30	139.81	139.81	9.86	1.64
Fidelity Bancorp, Inc.	FSBI	PA	592,413	0.65	10.52	18.450	42.31	10.92	9.81	114.10	123.41	7.14	2.6
Fidelity Bankshares, Inc.	FFFL	FL	2,348,871	NA	NA	20.161	318.39	NA	19.39	176.85	179.05	13.55	1.98
Fidelity Federal Bancorp	FFED	IN	165,086	(0.30)	(4.43)	2.500	15.15	62.50	62.50	123.76	132.98	9.18	0
Finger Lakes Bancorp, Inc.	FLBC	NY	356,538	0.54	5.03	13.200	41.89	18.86	15.71	119.67	119.67	11.75	1.82
First Bancorp of Indiana, Inc.	FBEI	IN	179,942	0.75	4.26	14.696	26.40	20.13	30.62	83.45	89.83	14.60	2.04
First Bancshares, Inc.	FBSI	MO	255,877	0.72	6.66	12.450	20.70	13.53	16.38	84.87	87.18	8.10	1.29
First BancTrust Corporation	FBTC	IL	195,874	0.96	7.00	16.450	23.19	NA	21.64	80.48	80.48	12.20	1.22
First Bell Bancorp, Inc.	FBBC	PA	872,328	0.78	9.59	17.000	81.17	10.69	9.04	118.30	118.30	9.30	2.82
First Capital Bancshares, Inc.	FCPB	SC	29,250	(1.57)	(10.04)	7.000	3.95	NM	NM	104.95	104.95	13.49	0
First Capital, Inc.	FCAP	IN	288,445	1.16	9.62	16.250	41.26	12.80	12.70	122.83	123.20	14.35	3.2
First Defiance Financial Corp.	FDEF	OH	1,132,510	0.43	4.50	19.070	130.99	9.54	11.63	116.07	119.79	11.57	2.73
First Essex Bancorp, Inc.	FESX	MA	1,671,551	1.10	14.42	31.760	241.46	13.99	13.23	188.82	216.35	14.45	2.77
First Federal Bancorp, Inc.	FFBZ	OH	228,324	1.13	13.01	6.800	22.15	9.07	13.08	109.32	109.32	9.42	2.94
First Federal Bancshares of Arkansas, Inc.	FFBH	AR	691,138	0.92	8.66	24.300	73.21	12.09	10.13	102.02	102.02	10.61	1.98
First Federal Bancshares, Inc.	FFBI	IL	242,915	0.68	3.60	18.100	38.15	19.89	16.76	86.81	86.81	15.71	1.77
First Federal Bankshares, Inc.	FFSX	IA	657,837	0.21	1.86	14.099	59.84	24.74	19.58	83.97	113.89	9.17	2.27

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
First Federal Capital Corp	FTFC	WI	2,610,669	1.19	17.16	20.780	415.83	13.24	13.67	214.67	246.21	15.95	2.5
First Federal Financial Bancorp, Incorpora	FFFB	OH	69,273	0.52	4.17	15.000	6.65	17.65	11.36	75.15	75.15	9.63	1.87
First Federal Financial Corporation of Ken	FFKY	KY	640,457	1.18	12.88	23.250	87.02	12.11	11.40	150.29	176.40	13.64	3.1
First Federal of Olathe Bancorp, Inc.	FFOL	KS	54,445	0.86	3.49	23.300	11.97	24.02	15.33	95.92	95.92	21.99	1.72
First Financial Holdings, Inc.	FFCH	SC	2,296,538	1.13	16.71	30.850	414.62	16.32	14.28	251.02	268.03	18.03	2.2
First Franklin Corporation	FFHS	OH	282,125	0.32	4.00	12.700	20.63	21.53	28.86	93.25	93.25	7.31	2.36
First Georgia Holding, Inc.	FGHC	GA	249,137	0.63	7.57	3.800	29.46	19.00	19.00	147.29	150.79	11.82	2.63
First Independence Corporation	FFSL	KS	153,227	0.99	10.58	16.950	16.28	7.70	12.84	109.71	109.71	10.61	2.95
First Kansas Financial Corporation	FKAN	KS	154,219	0.38	3.42	13.180	12.01	24.87	27.46	76.90	77.08	7.79	1.52
First Keystone Financial, Inc.	FKFS	PA	504,134	0.52	8.43	17.750	36.45	14.09	13.05	120.26	120.26	7.23	2.03
First Midwest Financial, Inc.	CASH	IA	565,858	0.32	3.98	13.950	34.13	19.11	19.38	80.87	87.96	6.03	3.73
First Mutual Bancshares, Inc.	FMSB	WA	687,125	1.00	13.24	16.130	83.94	11.86	10.90	156.75	156.75	12.22	1.74
First Niles Financial, Inc.	FNFI	OH	95,516	0.86	4.40	15.450	23.36	23.41	29.71	135.65	135.65	24.49	3.37
First Place Financial Corp.	FPFC	OH	1,648,307	1.00	8.54	17.460	248.08	14.67	17.46	134.72	151.69	15.13	2.86
First SecurityFed Financial, Inc.	FSFF	IL	435,464	NA	NA	21.701	89.79	NA	10.64	110.49	NA	20.62	2.4
First Sentinel Bancorp, Inc.	FSLA	NJ	2,194,261	1.24	11.19	14.689	444.20	17.28	16.69	197.70	202.33	20.24	2.59
FirstBank NW Corp.	FBNW	ID	307,840	0.78	8.02	18.813	27.02	11.07	11.20	90.80	90.80	8.78	2.55
FIRSTFED AMERICA BANCORP, INC.	FAB	MA	2,294,448	0.65	9.94	24.400	198.03	11.79	15.64	121.64	189.74	8.63	2.3
FirstFed Financial Corp.	FED	CA	4,566,455	1.09	16.16	28.000	483.33	9.86	10.00	143.22	147.99	10.58	0
Flagstar Bancorp, Inc.	FBC	MI	6,402,675	1.45	35.27	20.750	606.22	6.83	6.25	189.50	189.50	9.39	1.03
FloridaFirst Bancorp, Inc.	FFBK	FL	809,184	0.81	5.67	19.200	105.20	19.01	21.82	111.76	129.38	12.93	1.25
Flushing Financial Corporation	FFIC	NY	1,504,930	1.10	12.12	18.110	237.26	14.60	12.58	182.93	188.65	15.76	1.99
FMS Financial Corporation	FMCO	NJ	1,032,575	0.67	12.31	12.010	77.64	12.91	10.01	149.94	149.94	7.79	1
FPB Financial Corp.	FPBF	LA	72,818	0.69	6.73	18.000	5.76	11.25	9.57	80.90	80.90	7.91	1.67
Frankfort First Bancorp, Inc.	FKKY	KY	143,192	0.97	7.88	18.200	22.68	16.11	17.50	125.00	125.00	15.84	6.15
FSF Financial Corp.	FFHH	MN	519,301	1.08	12.42	23.000	52.54	10.09	9.43	115.23	131.35	10.12	4.35
GA Financial, Inc.	GAF	PA	870,561	0.58	5.06	18.750	100.74	18.75	16.16	104.92	105.28	11.57	3.84
GFSB Bancorp, Inc.	GUPB	NM	203,234	0.89	11.51	15.000	17.25	9.55	10.14	108.23	108.23	8.49	2.67
Globe Bancorp, Inc.	GLBP	LA	33,042	0.25	1.53	12.520	3.81	NA	20.87	64.90	64.90	11.53	0
Golden West Financial Corporation	GDW	CA	59,347,754	1.43	20.29	69.390	10,744.39	12.55	11.49	241.10	241.10	18.12	0.42
Grand Central Financial Corp.	GCFC	OH	115,487	0.56	3.96	10.900	18.99	27.95	20.96	103.81	103.81	16.44	3.3
Great American Bancorp, Inc.	GTPS	IL	170,973	0.87	7.68	22.700	19.30	14.74	10.32	103.65	106.42	11.36	1.94
Great Pee Dee Bancorp, Inc.	PEDE	SC	124,442	0.94	4.44	12.400	21.90	18.24	15.50	85.99	91.85	17.60	4.03
Greater Atlantic Financial Corp.	GAFC	VA	431,941	0.05	0.91	6.170	18.59	51.42	77.13	85.10	90.47	4.30	0
GreenPoint Financial Corporation	GPT	NY	21,072,000	2.33	21.34	49.730	4,975.12	NM	9.35	259.69	335.33	23.63	2.01
GS Financial Corp.	GSLA	LA	190,097	0.68	3.70	17.983	29.68	19.98	19.55	84.15	84.15	15.61	2
Guaranty Federal Bancshares, Inc.	GFED	MO	394,252	0.82	6.28	13.850	41.94	15.39	16.49	106.21	106.29	13.17	3.61
Harbor Florida Bancshares, Inc.	HARB	FL	1,924,613	1.49	11.79	22.710	550.29	20.10	17.74	238.55	242.11	28.56	1.98
Harleysville Savings Financial Corporatio	HARL	PA	583,445	0.72	11.86	21.050	47.49	11.83	11.44	131.97	131.97	8.14	2.66
Harrodsburg First Financial Bancorp, Inc.	HFFB	KY	141,532	0.45	2.70	11.660	15.66	23.80	20.82	65.40	66.48	11.07	5.15
Hawthorne Financial Corporation	HTHR	CA	1,863,253	1.09	17.34	30.140	162.12	11.64	9.79	183.33	183.33	8.70	0
HCB Bancshares, Inc.	HCBB	AR	281,985	0.48	4.23	15.960	24.52	21.57	14.78	93.50	93.94	10.09	2.01

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Hemlock Federal Financial Corp.	HMLK	IL	305,066	0.59	8.27	28.200	27.44	13.30	12.82	135.77	146.42	9.00	2.13
Heritage Bancshares, Inc.	HRGB	TX	41,143	NA	NA	12.560	6.17	NA	NM	77.06	77.06	15.00	0
Heritage Financial Corporation	HFWA	WA	601,740	1.32	9.78	15.800	118.75	15.80	13.17	150.19	163.90	19.75	2.91
HF Financial Corp.	HFFC	SD	691,218	0.51	7.28	13.000	43.76	11.11	9.85	85.87	96.30	6.18	3.38
HFS Bank, FSB	HFSK	IN	226,085	0.84	10.88	12.250	22.71	12.37	14.58	128.68	128.68	10.05	2.94
High Country Bancorp, Inc.	HCBC	CO	170,288	0.99	10.35	19.680	17.82	10.99	12.00	112.84	112.84	10.46	2.54
Hingham Institution for Savings	HIFS	MA	397,084	1.43	15.92	29.800	61.31	11.83	11.12	178.02	178.02	15.44	2.15
HMN Financial, Inc.	HMNF	MN	718,781	0.89	8.85	19.750	86.89	13.53	9.88	117.77	125.40	12.01	3.65
Home Building Bancorp, Inc.	HBBI	IN	49,260	0.83	5.99	17.150	4.96	12.25	10.46	74.40	74.40	10.07	1.87
Home City Financial Corporation	HCFC	OH	145,965	0.28	3.30	11.110	8.71	15.43	34.72	74.97	77.42	5.97	3.96
Home Financial Bancorp	HWEN	IN	67,678	0.77	8.72	5.100	6.92	11.86	10.63	110.39	110.39	10.22	2.35
Home Loan Financial Corporation	HLFC	OH	126,949	1.19	7.57	12.850	21.42	13.11	12.85	109.18	109.18	16.84	3.74
Homestead Bancorp, Inc.	HSTD	LA	127,342	0.46	4.50	11.750	10.87	21.76	22.60	89.83	89.83	8.53	2.04
HopFed Bancorp, Inc.	HFBC	KY	297,492	1.22	7.38	12.300	44.65	19.84	9.92	101.99	101.99	15.01	3.58
Horizon Financial Corp.	HRZB	WA	772,063	1.33	9.98	14.510	124.89	12.73	11.70	124.12	126.17	16.18	3.31
Horizon Financial Services Corporation	HZFS	IA	88,718	1.05	10.77	10.500	7.89	7.45	6.10	86.14	86.14	8.89	1.71
Hudson River Bancorp, Inc.	HRBT	NY	2,508,807	NA	NA	25.540	388.02	18.51	17.74	153.30	219.42	15.47	1.57
IBL Bancorp Inc.	IBLB	LA	31,113	0.87	7.07	12.700	2.68	9.69	11.76	64.17	64.17	8.61	1.81
Independence Community Bank Corp.	ICBC	NY	7,909,514	1.31	11.41	28.380	1,639.79	15.85	13.64	186.71	239.09	20.72	1.69
Independence Federal Savings Bank	IFSB	DC	258,938	0.09	1.07	11.500	16.23	NM	NM	73.34	73.34	6.27	0
Indian Village Bancorp Inc.	IDVB	OH	83,260	0.48	4.53	15.750	6.33	12.70	11.25	70.44	70.44	7.61	1.9
IndyMac Bancorp Inc.	NDE	CA	7,167,269	1.83	17.08	23.140	1,402.63	10.57	9.97	158.38	164.93	19.54	0
ITLA Capital Corporation	ITLA	CA	1,404,873	1.31	13.18	29.930	173.72	10.73	10.11	122.97	123.02	12.37	0
Jacksonville Bancorp, Inc.	JXVL	TX	398,831	1.29	12.86	25.150	44.69	9.94	7.76	122.74	135.87	11.17	1.99
Kankakee Bancorp, Inc.	KNK	IL	531,554	0.67	8.07	39.750	48.41	13.95	13.80	117.74	131.71	9.15	1.51
Kentucky First Bancorp, Inc.	KYF	KY	79,414	1.16	6.99	14.240	13.18	14.68	12.71	107.23	107.23	16.59	4.49
Klamath First Bancorp, Inc.	KFBI	OR	1,447,564	0.27	3.04	16.180	110.24	19.73	15.56	94.18	155.28	7.62	3.21
KS Bancorp, Inc.	KSAV	NC	165,273	0.74	7.19	18.000	20.55	14.63	12.86	120.89	120.89	12.41	3.56
Laurel Capital Group, Inc.	LARL	PA	260,568	1.22	11.87	20.300	39.11	13.01	13.72	146.99	146.99	15.01	3.55
Lawrence Financial Holdings, Inc.	LWFH	OH	132,484	0.43	3.71	16.180	11.41	20.23	15.56	79.24	79.24	9.08	1.73
Lenox Bancorp, Incorporated	LNXC	OH	61,278	(0.35)	(4.37)	10.150	3.72	NM	13.36	66.12	66.12	6.08	0
Lexington B&L Financial Corp.	LXMO	MO	135,226	0.44	3.94	15.470	11.84	17.58	13.81	80.78	85.38	8.76	1.94
Life Financial Corporation	LFCO	CA	257,706	(1.93)	(48.82)	3.950	5.27	NM	6.58	62.60	62.60	2.04	0
Lincoln Bancorp	LNCB	IN	498,436	0.83	4.74	16.950	85.31	19.26	17.66	101.07	103.99	17.11	2.36
Logansport Financial Corp.	LOGN	IN	141,736	1.04	8.07	17.110	15.61	13.06	13.80	101.00	101.00	12.07	3.04
LSB Corporation	LSBX	MA	439,024	0.78	6.27	13.710	60.08	18.53	19.04	110.21	110.21	13.69	3.21
LSB Financial Corp.	LSBI	IN	292,248	0.81	10.07	18.750	25.85	10.96	9.38	104.57	104.57	8.85	2.35
MAF Bancorp, Inc.	MAFB	IL	5,617,850	1.15	14.77	37.010	855.97	13.91	13.22	189.79	246.57	15.21	1.62
MASSBANK Corp.	MASB	MA	988,855	0.80	6.78	32.000	152.44	14.41	14.55	132.18	133.44	15.34	2.75
Matrix Bancorp, Inc.	MTXC	CO	1,570,227	0.49	11.49	11.510	75.04	8.72	9.28	102.31	102.31	4.73	0
Mayflower Co-operative Bank	MFLR	MA	176,341	0.81	9.85	14.850	20.09	14.42	11.98	135.86	136.99	11.39	4.04
Medford Bancorp, Inc.	MDBK	MA	1,446,167	0.94	11.35	28.361	221.08	15.67	14.77	198.33	200.71	15.29	2.12

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Metropolitan Financial Corp.	METF	OH	1,579,235	(0.30)	(10.44)	4,000	64.56	NM	50.00	99.75	103.90	4.09	0
MFB Corp.	MFBC	IN	421,594	0.61	7.40	23.790	31.80	13.14	22.88	91.85	91.85	7.54	1.77
Midland Capital Holdings Corporation	MCPH	IL	151,092	0.49	7.30	20.250	7.37	10.38	7.79	72.97	72.97	4.88	2.37
Mississippi View Holding Company	MIVI	MN	70,903	0.95	6.87	17.000	7.92	11.64	13.71	81.18	81.18	11.17	0.94
Monterey Bay Bancorp, Inc.	MBBC	CA	542,225	0.81	8.69	18.000	62.71	14.06	12.86	121.13	124.40	11.56	0
MSB Financial, Inc.	MSBF	MI	108,049	1.75	10.67	12.700	15.76	9.77	12.70	99.22	112.99	14.74	3.46
Mutual Community Savings Bank, Inc., S	MTUC	NC	71,660	0.20	1.66	10.700	3.88	19.45	33.44	45.69	51.03	5.41	2.52
MutualFirst Financial, Inc.	MFSF	IN	765,635	1.06	7.19	19.650	124.29	15.60	15.35	117.59	118.73	16.23	1.83
Mystic Financial, Inc.	MYST	MA	325,596	0.55	6.08	17.990	26.37	25.70	15.51	104.59	104.59	8.33	2
NASB Financial, Inc.	NASB	MO	930,643	1.72	18.00	21.420	180.36	9.31	11.16	178.80	180.91	19.37	2.8
NetBank, Inc.	NTBK	GA	3,979,432	(0.10)	(0.92)	11.770	575.36	NM	NM	141.47	157.56	14.41	0
New Hampshire Thrift Bancshares, Inc.	NHTB	NH	487,694	0.68	11.71	18.950	36.76	11.02	9.29	124.43	208.93	7.54	3.38
New York Community Bancorp, Inc.	NYCB	NY	9,270,374	1.73	17.40	27.050	2,920.67	19.46	14.39	268.62	NM	29.82	2.96
NewMil Bancorp, Inc.	NMIL	CT	613,666	1.03	12.02	20.800	91.15	16.00	14.05	180.09	220.34	14.85	2.4
Nittany Financial Corp.	NTNY	PA	141,088	0.33	4.36	12.550	14.22	38.03	20.92	156.29	170.98	10.08	0
North Bancshares, Inc.	NBSI	IL	136,208	0.37	3.87	12.560	14.54	27.91	22.43	109.69	109.69	10.73	3.5
North Central Bancshares, Inc.	FFFD	IA	398,763	1.23	12.94	27.920	47.14	10.70	9.83	128.78	149.38	11.65	2.58
Northeast Bancorp	NBN	ME	439,448	0.78	10.78	14.500	38.39	10.36	10.07	114.26	118.95	8.74	1.72
Northeast Indiana Bancorp, Inc.	NEIB	IN	230,374	0.81	7.27	15.051	23.07	11.85	16.36	88.33	88.33	10.02	3.19
Northeast Pennsylvania Financial Corp.	NEP	PA	851,938	0.59	6.22	17.700	78.30	16.09	15.26	107.80	133.48	9.19	2.49
NorthWest Indiana Bancorp	NWIN	IN	450,268	1.14	13.63	23.200	63.43	12.89	12.08	175.09	175.09	14.09	4.83
OceanFirst Financial Corp.	OCFC	NJ	1,722,499	1.18	13.78	21.500	311.13	16.17	14.93	217.61	220.06	18.10	3.22
Oregon Trail Financial Corp.	OTFC	OR	399,190	1.20	8.29	19.110	56.95	12.57	11.11	105.00	105.17	14.27	2.09
Pamrapo Bancorp, Inc.	PBCI	NJ	550,502	1.12	12.49	15.900	81.64	13.83	10.74	169.33	169.33	14.83	4.72
Park Bancorp, Inc.	PFED	IL	241,076	0.59	5.21	21.400	26.45	14.76	12.44	97.05	97.05	11.01	2.24
Parkvale Financial Corporation	PVSA	PA	1,617,887	0.72	11.14	26.810	152.78	11.41	12.41	153.99	173.98	9.44	2.69
PennFed Financial Services, Inc.	PFSB	NJ	1,843,287	0.76	12.16	26.090	192.80	14.58	13.88	159.67	167.57	10.48	0.92
Peoples Bancorp	PFDC	IN	486,073	1.08	8.94	18.450	64.27	12.38	10.98	108.59	114.67	13.23	3.25
Peoples Bankcorp, Inc.	PBKO	NY	28,822	0.45	4.27	21.000	2.76	16.41	10.10	89.97	89.97	9.58	0.24
Peoples Community Bancorp, Inc.	PCBI	OH	480,349	0.02	0.20	21.990	55.10	19.29	18.96	135.57	141.60	11.47	0
Peoples Ohio Financial Corp.	POHF	OH	218,922	1.22	12.17	3.350	24.92	9.85	9.31	110.93	110.93	11.38	2.09
Peoples-Sidney Financial Corporation	PSFC	OH	138,131	0.48	3.80	11.663	17.20	24.30	22.43	100.72	100.72	12.45	3.09
Perpetual Federal Savings Bank	PFOH	OH	297,748	1.47	9.57	19.250	47.11	10.88	11.19	101.42	101.42	15.82	3.64
PFF Bancorp, Inc.	PFB	CA	3,042,932	1.19	12.80	34.160	446.09	12.70	12.75	157.06	157.78	14.66	0.94
PFS Bancorp, Inc.	PBNC	IN	121,370	0.71	4.60	15.050	23.35	NA	20.90	83.24	83.24	19.24	1.33
PHSB Financial Corp.	PHSB	PA	330,029	0.80	6.50	14.450	50.53	NA	18.06	95.25	95.25	15.31	2.21
Pittsburgh Financial Corp.	PHFC	PA	415,783	0.13	2.39	14.000	19.72	38.89	29.17	93.27	93.96	4.74	2.57
Pocahontas Bancorp, Inc.	PFSL	AR	516,171	NA	NA	10.200	45.45	24.88	13.42	102.31	153.38	8.81	2.75
Port Financial Corp.	PORT	MA	1,234,541	0.90	7.45	34.850	196.70	17.17	15.84	157.55	157.55	15.93	1.72
Progress Financial Corporation	PFNC	PA	874,979	(0.02)	(0.35)	9.920	67.44	62.00	20.67	113.24	116.98	7.88	0
Provident Financial Holdings, Inc.	PROV	CA	1,041,615	0.85	9.58	33.050	122.52	12.61	14.75	120.40	120.44	11.76	0
Pulaski Financial Corp.	PULB	MO	293,676	1.29	12.22	19.401	53.30	14.16	15.65	171.99	171.99	18.27	1.55

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
PVF Capital Corp.	PVFC	OH	700,076	1.02	14.46	11.900	63.46	9.02	9.30	121.68	121.68	9.06	2.49
Quaker City Bancorp, Inc.	QCBC	CA	1,451,422	1.47	17.88	37.830	200.30	10.31	9.46	162.57	163.27	13.68	0
Reserve Bancorp, Inc.	RSVB	PA	49,823	NA	NA	12.850	9.73	NA	NA	NA	NA	NA	0
River Valley Bancorp	RIVR	IN	198,511	1.13	11.83	27.400	22.20	10.46	10.38	121.08	NA	11.18	2.19
Riverview Bancorp, Inc.	RVSB	WA	392,101	1.03	7.97	14.389	67.88	13.57	15.64	119.51	121.12	16.36	3.06
Roslyn Bancorp, Inc.	RSLN	NY	9,445,154	1.43	20.38	22.860	1,932.67	16.21	13.94	356.07	356.63	20.61	2.27
Seacoast Financial Services Corporation	SCFS	MA	3,450,412	0.98	10.57	22.850	553.70	16.32	15.03	179.08	202.75	16.05	1.75
Security Federal Corporation	SFDL	SC	366,035	0.62	8.79	33.500	55.99	23.93	20.94	219.38	222.00	15.30	0.24
Security Financial Bancorp, Inc.	SFBI	IN	200,172	0.60	3.27	20.000	37.31	33.90	26.32	102.93	102.93	18.64	0
SFB Bancorp, Inc.	SFBK	TN	57,463	0.99	4.90	16.800	9.79	16.31	12.73	82.88	82.88	17.04	1.19
SFSB Holding Company	SFSH	PA	53,352	(0.07)	(0.51)	15.000	7.49	37.50	75.00	101.63	101.63	14.04	2.67
Sistersville Bancorp, Inc.	SVBC	WV	39,743	0.69	2.69	17.700	8.15	31.61	29.50	90.35	90.35	20.51	2.49
Sobieski Bancorp, Inc.	SOBI	IN	137,273	0.06	0.64	13.950	9.37	35.77	NM	71.43	71.43	6.83	2.44
South Street Financial Corp.	SSFC	NC	212,180	0.55	4.85	7.250	22.47	17.68	13.94	95.52	95.52	10.72	5.52
Southern Banc Company, Inc. (The)	SRN	AL	107,382	NA	NA	13.100	13.19	18.71	14.89	75.64	75.77	12.28	2.67
Southern Missouri Bancorp, Inc.	SMBC	MO	263,183	0.83	8.72	18.850	22.76	11.29	9.06	95.35	111.47	8.65	2.65
SouthFirst Bancshares, Inc.	SZB	AL	142,812	(0.15)	(1.55)	12.750	10.46	NM	15.94	76.62	79.84	7.33	4.71
Sovereign Bancorp, Inc.	SOV	PA	36,833,364	0.76	12.12	15.050	3,919.53	22.13	15.05	163.06	401.33	10.79	0.66
St. Francis Capital Corporation	STFR	WI	2,210,561	0.86	11.82	23.720	220.24	11.57	11.63	138.96	151.08	9.96	2.53
StateFed Financial Corporation	SFFC	IA	96,508	0.64	4.47	10.500	13.51	21.00	NM	92.92	92.92	14.00	3.81
Staten Island Bancorp, Inc.	SIB	NY	6,170,550	1.34	13.88	18.400	1,134.54	14.05	12.11	207.21	230.58	18.45	2.39
Steelton Bancorp, Incorporated	SELO	PA	55,817	0.28	2.75	20.000	6.31	35.09	50.00	111.36	111.36	11.30	0.86
Sterling Financial Corporation	STSA	WA	2,995,545	0.58	10.37	19.900	232.40	12.68	10.82	135.47	182.57	7.76	0
Sturgis Bancorp, Inc.	STBI	MI	282,592	1.03	10.38	10.540	31.48	11.33	11.98	112.85	138.14	11.14	2.66
Superior Financial Corp.	SUFI	AR	1,752,344	NA	NA	18.700	160.83	NA	10.87	133.00	248.67	9.18	2.14
Teche Holding Co.	TSH	LA	506,924	1.13	10.53	25.500	60.86	11.04	9.81	113.99	113.99	11.94	1.96
TF Financial Corporation	THRD	PA	720,812	0.67	8.42	23.680	64.31	11.17	13.45	100.30	109.58	8.92	2.53
Thistle Group Holdings, Co.	THTL	PA	740,913	0.49	4.05	12.740	83.40	21.97	19.91	98.45	108.06	11.26	2.51
Timberland Bancorp, Inc.	TSBK	WA	398,750	1.50	7.89	17.040	75.50	12.09	10.39	104.48	104.48	18.93	2.58
Troy Financial Corporation	TRYF	NY	1,116,759	1.05	6.93	26.580	268.29	21.97	19.54	164.68	203.68	24.03	1.81
Umbrella Bancorp, Incorporated	UMBR	IL	521,203	(0.34)	(9.77)	8.300	14.31	NM	NM	83.17	83.17	2.73	2.41
Union Community Bancorp	UCBC	IN	275,617	1.40	6.45	14.930	36.49	14.64	12.44	95.40	95.40	13.24	2.95
Union Financial Bancshares, Incorporated	UFBS	SC	304,169	0.53	6.08	13.140	25.67	17.76	14.28	104.12	137.45	8.44	3.04
United Community Financial Corp.	UCFC	OH	1,935,941	0.95	6.50	8.550	304.10	16.76	16.44	115.54	128.96	15.71	3.51
United PanAm Financial Corp.	UPFC	CA	738,232	1.56	11.68	6.890	107.29	13.51	11.48	138.08	138.08	14.53	0
United Tennessee Bankshares, Inc.	UTBI	TN	105,676	1.30	9.67	10.260	13.60	10.26	8.27	93.70	100.10	12.87	2.92
Warren Bancorp, Inc.	WRNB	MA	460,792	1.48	16.43	11.600	86.11	12.75	14.50	199.66	199.66	18.62	4.14
Warwick Community Bancorp, Inc.	WSBI	NY	778,437	0.95	10.07	26.990	134.51	17.41	12.98	174.81	181.26	17.30	1.48
Washington Bancorp	WBIO	IA	118,131	0.91	9.12	18.900	9.54	8.33	11.52	80.67	88.82	8.11	2.65
Washington Federal, Inc.	WFSL	WA	7,046,855	1.90	15.97	25.970	1,649.57	12.55	11.59	183.53	191.10	23.40	3.39
Washington Mutual, Inc.	WM	WA	275,223,000	1.12	18.23	37.340	36,378.72	9.83	9.53	196.84	307.33	13.21	2.79
Washington Savings Bank, FSB	WSB	MD	315,163	1.02	10.03	8.850	40.45	11.06	11.64	133.08	133.08	12.83	1.36

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 6/10/02 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Waypoint Financial Corp.	WYPT	PA	5,256,703	0.78	8.39	18.550	702.68	16.71	15.46	149.72	154.07	13.37	2.16
Webster Financial Corporation	WBST	CT	12,342,100	1.17	13.89	38.220	1,868.70	13.04	11.94	184.73	268.97	15.14	1.99
Wells Financial Corp.	WEFC	MN	231,008	1.63	16.15	22.250	26.56	7.20	7.83	108.86	108.86	11.50	3.24
West Town Bancorp, Incorporated	WTWN	IL	61,022	0.23	3.05	12.000	2.46	18.75	9.38	57.72	57.72	4.02	0
Westcorp	WES	CA	10,812,533	0.55	9.43	30.250	1,183.76	19.52	16.44	193.41	NA	10.94	1.59
Western Ohio Financial Corporation	WOFC	OH	351,693	0.53	4.32	19.480	35.20	18.73	18.73	81.85	81.85	9.98	5.13
Willow Grove Bancorp, Inc.	WGBC	PA	741,980	0.72	7.37	11.800	133.15	NA	NA	NA	NA	NA	2.03
Winton Financial Corporation	WFI	OH	487,553	0.86	11.17	10.000	44.54	10.10	9.62	116.55	117.10	9.13	3.7
Woronoco Bancorp Inc.	WRO	MA	694,400	0.67	6.17	19.400	72.07	15.90	16.17	103.08	105.95	10.38	2.37
WSFS Financial Corporation	WSFS	DE	1,868,065	1.34	24.10	23.960	217.90	9.94	5.93	201.68	203.57	11.69	0.83
WVS Financial Corp.	WVFC	PA	390,813	1.23	16.02	15.900	42.65	9.30	11.36	144.28	144.28	10.99	4.03
Wyman Park Bancorporation, Inc.	WPBC	MD	69,943	0.60	4.71	10.110	8.32	19.08	18.05	91.58	91.58	11.89	0
Average			**2,619,123**	**0.76**	**7.92**	**18.56**	**373.21**	**14.68**	**13.91**	**122.84**	**133.78**	**11.99**	**2.07**
Median			**395,584**	**0.80**	**8.21**	**17.21**	**40.09**	**13.84**	**12.86**	**111.77**	**115.15**	**11.28**	**2.14**

Note: average and median price/earnings ratios exclude values greater than 30.

Exhibit IV-1
Pro Forma Assumptions

1. The total amount of the net conversion offering proceeds was fully invested at the beginning of the applicable period.
2. The net conversion proceeds are re-invested to yield a return of 4.36%, which represented the yield on a five-year treasury bond as of March 31, 2002.
3. The effective income tax rate was assumed to be 42.7%, resulting in a net after-tax yield of 2.50%.
4. Conversion expenses are estimated at $650,000, which equals 5.8% of the gross offering proceeds at the midpoint valuation and approximates expense levels for other recent conversion offerings of comparable amounts.
5. No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the conversion.

Exhibit IV-2
Pro Forma Valuation Range
Atlantic Liberty SA
As of March 31, 2002
(Dollars in Thousands, Except Per Share Data)

	Minimum	*Midpoint*	*Maximum*	*Adjusted Maximum*
Shares offered	956,250	1,125,000	1,293,750	1,487,813
Offering price (for illustrative purposes)	$10.00	$10.00	$10.00	$10.00
Gross proceeds	$9,563	$11,250	$12,938	$14,878
Less: estimated expenses	(905)	(905)	(905)	(905)
Net offering proceeds	8,658	10,345	12,033	13,973
Less: ESOP and MRP purchase	(1,148)	(1,350)	(1,553)	(1,785)
Net offering proceeds	$7,510	$8,995	$10,480	$12,188
Net Income:				
LTM ended March, 31, 2002	$858	$858	$858	$858
Pro forma income on net proceeds	188	225	262	305
Pro forma ESOP adjustment	(44)	(52)	(59)	(68)
Pro forma MRP adjustment	(44)	(52)	(59)	(68)
Pro forma net income	$958	$980	$1,002	$1,027
Pro forma net income per share	$1.08	$0.94	$0.83	$0.74
Net Income:				
Quarter annlzd. ended March 31, 2002	$808	$808	$808	$808
Pro forma income on net proceeds	188	225	262	305
Pro forma ESOP adjustment	(44)	(52)	(59)	(68)
Pro forma MRP adjustment	(44)	(52)	(59)	(68)
Pro forma core income	$908	$929	$952	$977
Pro forma core income per share	$1.02	$0.89	$0.79	$0.71
Total Equity at March 31, 2002	$8,789	$8,789	$8,789	$8,789
Net proceeds	8,658	10,345	12,033	13,973
Less: ESOP purchase	(765)	(900)	(1,035)	(1,190)
Less: MRP purchase	(383)	(450)	(518)	(595)
Pro forma total equity	$16,300	$17,784	$19,270	$20,977
Pro forma book value	$17.05	$15.81	$14.89	$14.10
Tangible Equity at December 31, 2001	$8,789	$8,789	$8,789	$8,789
Net proceeds	8,658	10,345	12,033	13,973
Less: ESOP purchase	(765)	(900)	(1,035)	(1,190)
Less: MRP purchase	(383)	(450)	(518)	(595)
Pro forma tangible equity	$16,300	$17,784	$19,270	$20,977
Pro forma tangible book value	$17.05	$15.81	$14.89	$14.10
Total Assets at March 31, 2002	$124,044	$124,044	$124,044	$124,044
Net proceeds	8,658	10,345	12,033	13,973
Less: ESOP purchase	(765)	(900)	(1,035)	(1,190)
Less: MRP purchase	(383)	(450)	(518)	(595)
Pro forma total assets	$131,554	$133,039	$134,524	$136,231
Pro Forma Valuation Ratios:				
Price / EPS - LTM	9.26	10.66	11.98	13.44
Price / EPS - Quarter	9.77	11.24	12.61	14.13
Price / Book Value	58.7%	63.3%	67.1%	70.9%
Price / Tangible Book	58.7%	63.3%	67.1%	70.9%
Price / Assets	7.27%	8.46%	9.62%	10.92%

Exhibit IV-3
Pro Forma Full Conversion Analysis at Midpoint
Atlantic Liberty SA
Financial Data as of March 31, 2002

Valuation Parameters	Symbol		Data
Net income -- LTM	Y	$	858,178
Net income -- Qtr. Annlzd.	Y		808,000
Net worth	B		8,789,165
Tangible net worth	B		8,789,165
Total assets	A		124,043,656
Expenses in conversion	X		905,000
Other proceeds not reinvested	O		1,552,500
ESOP purchase	E	8.0%	1,035,000
ESOP expense (pre-tax)	F	10.0%	103,500
MRP purchase	M	4.0%	517,500
MRP expense (pre-tax)	N	20.0%	103,500
Re-investment rate (after-tax)	R		2.50%
Tax rate	T		42.70%
Shares for EPS	S		92.80%

Pro Forma Valuation Ratios at Maximum Value		
Price / EPS -- LTM	P/E	11.98 x
Price / EPS -- QTR	P/E	12.61 x
Price / book value	P/B	67.14%
Price / tangible book	P/B	67.14%
Price / assets	P/A	9.62%

Pro Forma Calculation at Maximum Value — Based on

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1 - (P/E / S) * R} = \$12,929,244$$ [LTM earnings]

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1 - (P/E / S) * R} = \$12,924,924$$ [QTR earnings]

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$12,935,794$$ [Book value]

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$12,935,794$$ [Tangible book]

$$V = \frac{P/A * (B - X - E - M)}{1 - P/A} = \$12,937,463$$ [Total assets]

Pro Forma Valuation Range

Minimum	=	**$10,000,000**	x	**0.85**	=	**$8,500,000**
Midpoint	=	**$10,000,000**	x	**1.00**	=	**$10,000,000**
Maximum	=	**$10,000,000**	x	**1.15**	=	**$11,500,000**
Adj. Max.	=	**$10,000,000**	x	**1.15**	=	**$13,225,000**

Exhibit IV-4
Comparative Valuation Ratios
Market Price Data as of June 10, 2002

Valuation Ratio	Symbol	Atlantic Liberty	Comparative Group Mean	Comparative Group Median	Nationwide Public Thrift Aggregate(1) Mean	Nationwide Public Thrift Aggregate(1) Median	New York Public Thrift Aggregate(2) Mean	New York Public Thrift Aggregate(2) Median
Price / LTM EPS (3)	P/E							
Minimum	(X)	9.3	15.5	14.7	14.7	13.8	15.7	16.0
Midpoint		10.7						
Maximum		12.0						
Adj. Maximum		13.4						
Price / Qtr. EPS (3)	P/E							
Minimum	(X)	9.8	14.1	12.9	13.9	12.9	13.0	13.0
Midpoint		11.2						
Maximum		12.6						
Adj. Maximum		14.1						
Price / Book Value	P/B							
Minimum	(%)	58.7	98.8	95.1	122.8	111.8	186.7	182.9
Midpoint		63.3						
Maximum		67.1						
Adj. Maximum		70.9						
Price / Tang. Book	P/B							
Minimum	(%)	58.7	101.6	100.7	133.8	115.2	207.6	211.6
Midpoint		63.3						
Maximum		67.1						
Adj. Maximum		70.9						
Price / Total Assets	P/A							
Minimum	(%)	7.27	10.93	11.36	11.99	11.28	17.06	17.30
Midpoint		8.46						
Maximum		9.62						
Adj. Maximum		10.92						

(1) Includes 264 publicly-traded, non-MHC, non-acquired thrifts nationwide.
(2) Includes 15 publicly-traded, non-MHC, non-acquired thrifts based in New York.
(3) Price/earnings ratios exclude values greater than 30.

Exhibit IV-5

Comparative Discount and Premium Analysis

Market Price Data as of June 10, 2002

Valuation Ratio	Symbol	Atlantic Liberty	Relative Premiums (Discounts) Comp. Group Average	All Public Thrifts(1)	All New York Thrifts(2)
Price / LTM EPS (3)	P/E		**15.5**	**14.7**	**15.7**
Minimum	(X)	**9.3**	-40%	-37%	-41%
Midpoint		**10.7**	-31%	-27%	-32%
Maximum		**12.0**	-23%	-18%	-24%
Adj. Maximum		**13.4**	-13%	-8%	-14%
Price / Qtr. EPS (3)	P/E		**14.1**	**13.9**	**13.0**
Minimum	(X)	**9.8**	-31%	-30%	-25%
Midpoint		**11.2**	-20%	-19%	-14%
Maximum		**12.6**	-11%	-9%	-3%
Adj. Maximum		**14.1**	0%	2%	9%
Price / Book Value	P/B		**98.8**	**122.8**	**186.7**
Minimum	(%)	**58.7**	-41%	-52%	-69%
Midpoint		**63.3**	-36%	-49%	-66%
Maximum		**67.1**	-32%	-45%	-64%
Adj. Maximum		**70.9**	-28%	-42%	-62%
Price / Tangible Book	P/B		**101.6**	**133.8**	**207.6**
Minimum	(%)	**58.7**	-42%	-56%	-72%
Midpoint		**63.3**	-38%	-53%	-70%
Maximum		**67.1**	-34%	-50%	-68%
Adj. Maximum		**70.9**	-30%	-47%	-66%
Price / Total Assets	P/A		**10.93**	**11.99**	**17.06**
Minimum	(%)	**7.27**	-33%	-39%	-57%
Midpoint		**8.46**	-23%	-29%	-50%
Maximum		**9.62**	-12%	-20%	-44%
Adj. Maximum		**10.92**	0%	-9%	-36%

(1) Includes 264 publicly-traded, non-MHC, non-acquired thrifts nationwide.

(2) Includes 15 publicly-traded, non-MHC, non-acquired thrifts based in New York.

(3) Price/earnings ratios exclude values greater than 30.